FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 29 July 2015, London U.K.
Results Announcement for the second quarter 2015 and Half-yearly Financial Report for the half-year 2015

GSK delivers Q2 Group sales of £5.9 billion +7% CER and core EPS of 17.3p (flat CER) in first full quarter of performance since transaction
Group on track to achieve guidance for 2015 and remains confident in outlook for 2016
New product momentum accelerates across all three businesses with further innovation to be presented at investor R&D event in November

Core results
	Q2 2015	Growth		H1 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	5,888	7	6	11,510	4	3
Core operating profit	1,349	3	(4)	2,654	(6)	(10)
Core earnings per share	17.3p	-	(9)	34.6p	(8)	(14)

Total results
	Q2 2015	Growth		H1 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	5,888	7	6	11,510	4	3
Operating profit	335	(61)	(71)	9,551	>100	>100
Earnings per share	3.1p	(63)	(77)	170.7p	>100	>100

Summary

•	Group sales +7% CER on a reported basis and +2% CER pro-forma
	-	Pharmaceuticals £3.5 billion, -6% (+2% pro-forma); Vaccines £0.8 billion, +11% (-5% pro-forma); Consumer Healthcare £1.5 billion, +51% (+6% pro-forma)
	-	New Pharmaceutical and Vaccine sales of £446 million in Q2

•	Q2 core EPS of 17.3p, flat in CER terms
	-	EPS reflects dilution of Novartis transaction, ongoing pricing pressure partly offset by cost reductions
	-	Integration of new Consumer and Vaccine businesses on track
	-	On track to deliver targeted annual cost savings of £3 billion from all restructuring programmes

•	Total Q2 EPS of 3.1p and H1 EPS of 170.7p
	-	Reflects phasing of pre-tax transaction gains and accelerated restructuring charges

•	2015 earnings guidance and 2016 outlook reiterated
	-	Expect 2015 core EPS to decline at a high teen percentage rate (CER)
	-	2016 core EPS percentage growth expected to reach double digits (CER)

•	Q2 dividend of 19p declared
	-	Continued expectation for full year dividend of 80p

•	R&D innovation with significant potential to drive long-term Group performance
	-	Progress of new respiratory portfolio continues with positive FDA AdCom recommendation for Nucala and regulatory filing for approval in Japan
	-	Positive CHMP decision received for Mosquirix
	-	Group has ~40 NMEs (drugs and vaccines) in Phase II/III clinical development, primarily focused on HIV, Oncology, Vaccines, Cardiovascular, Immuno-inflammation and Respiratory diseases
	-	New data and prospects for advanced/early-stage pipeline to be reviewed at R&D event in November

The full results are presented under 'Income Statement' on page 31 and core results reconciliations are presented on pages 51 to 54.  All commentaries are presented in terms of CER growth as defined on page 28, unless otherwise stated.
All expectations and targets regarding future performance should be read together with the "Assumptions related to 2016-2020 outlook", "Assumptions and cautionary statement regarding forward-looking statements" and "Principal risks and uncertainties" sections.

Sir Andrew Witty, Chief Executive Officer, GSK said:

"This is our first full quarter of performance since completion of the transaction with Novartis and it is encouraging.  Our integration and restructuring plans are on track and we remain confident that we can achieve our targets for this year and return the Group to earnings growth in 2016.

"Sales grew 7% on a reported basis and 2% pro-forma.  New product performance was positive in all three of GSK's businesses, with the standout performance for the quarter coming from our new HIV drugs, Tivicay and Triumeq.  Both of these are tracking ahead of recent best-in-class launches, and together generated sales of £294 million.  Elsewhere, we saw continued strong uptake for Flonase OTC, an improving market share for Breo Ellipta following the indication for asthma granted in April, and continued uptake of the newly acquired Meningitis vaccines Bexsero and Menveo.  Importantly the growth of our new pharmaceutical products is now more than offsetting sales declines of Seretide/Advair.

"We will be showcasing further product innovation at our event for investors in November at which we expect to review new data and prospects for advanced and early-stage development projects in HIV, Oncology, Vaccines, Cardiovascular, Immuno-inflammation and Respiratory diseases."

Information and details regarding today's results, including a video interview with CFO Simon Dingemans is available on: www.gsk.com/investors.

Strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver sustainable and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across these three businesses, enabling the Group to access the fast growing global demand for healthcare and to balance its exposure to future changes in the industry pricing environment.

The Group has a presence in more than 150 markets, with revenues split across Pharmaceuticals 59%, Consumer Healthcare 25% and Vaccines 16% on a full-year 2014 historic pro-forma basis.  Demand for the Group's products is expected to increase worldwide, particularly in Emerging Markets.

R&D innovation underpins all three businesses.  The Group has a pipeline of ~40 NMEs (drugs and vaccines) in Phase II/III clinical development, primarily focused on HIV, Oncology, Vaccines, Cardiovascular, Immuno-inflammation and Respiratory diseases.  All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations.  The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five year period 2016-2020.  This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis.  The introduction of a generic alternative to Advair in the US was factored into the Group's assessment of its future performance.  The Group also stated its intention to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).

For more information see www.gsk.com/en-gb/investors/investor-event.

Group performance

The Novartis transaction completed on 2 March 2015 and so GSK's reported year to date results include four month's turnover of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business from 2 March.  The Group has restated its segment information for the change in its segments described on page 39.

In addition, the Group has presented pro-forma growth rates for turnover, core operating profit and core operating profit by business.  Pro-forma growth rates are calculated comparing reported turnover and core operating profit for Q2 2015 with the turnover and core operating profit for Q2 2014 adjusted to include the equivalent three month's sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology business during Q2 2014.  Similarly, pro-forma growth rates for the half-year are calculated comparing reported turnover and core operating profit for H1 2015 with the turnover and core operating profit for H1 2014 adjusted to include the equivalent four month's sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology products from March to June 2014.

Group turnover by business and geographic region

Group turnover by business
	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	2,981	(12)	(4)	6,058	(12)	(7)
HIV	559	59	59	1,005	51	51

Pharmaceuticals	3,540	(6)	2	7,063	(7)	(2)
Vaccines	814	11	(5)	1,513	11	(1)
Consumer Healthcare	1,509	51	6	2,890	37	7

	5,863	7	2	11,466	4	1
Corporate and other unallocated turnover	25	87	87	44	29	20

Group turnover	5,888	7	2	11,510	4	1

Group turnover by geographic region
	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,992	5	7	3,787	-	1
Europe	1,612	13	4	3,169	9	3
International	2,284	5	(2)	4,554	3	(1)

Group turnover	5,888	7	2	11,510	4	1

HIV turnover represents the sales of ViiV Healthcare.

Turnover - Q2 2015

Group turnover for Q2 2015 increased 7% on a reported basis to £5,888 million, with Pharmaceuticals down 6%, Vaccines up 11% and Consumer Healthcare up 51%, all three businesses reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover increased 2%, with Pharmaceuticals up 2%, Vaccines down 5% and Consumer Healthcare up 6%.  Sales of New Pharmaceutical and Vaccine products as set out on page 24 were £446 million in the quarter.

Pharmaceuticals
Pharmaceuticals turnover was £3,540 million, down 6% on a reported basis, primarily reflecting the disposal of the Oncology business to Novartis.  Adjusting for the impact of the disposal, pro-forma turnover was up 2%.  Respiratory sales declined 6%, reflecting further declines in Seretide/Advair in both the US and Europe and the continuing transition of the portfolio to newer products.  Sales of Established Products declined 5%, with growth of 3% in International offset by declines in the US and Europe.  HIV products grew 59%.

US Global Pharmaceuticals turnover of £1,084 million declined 16% in the quarter and 7% on a pro-forma basis.  The pro-forma decline primarily reflected a 12% fall in Respiratory sales and a 16% fall in Established Products sales.  Within Respiratory, Advair sales were down 17% to £484 million and Flovent sales declined 15% to £100 million.  Breo Ellipta and Anoro Ellipta sales were £19 million and £12 million respectively in the quarter.  Benlysta sales increased 21% to £51 million and Relenza sales more than doubled to £33 million partly reflecting the timing of US CDC orders.  Lovaza sales were down 22% to £24 million following the introduction of generic competition in April 2014.

In Europe, Global Pharmaceuticals turnover declined 18% to £696 million on a reported basis and was down 8% on a pro-forma basis.  Respiratory sales declined 8% to £369 million as a 16% decline in Seretide was partly offset by Relvar Ellipta sales of £19 million in the quarter.  Established Products sales were down 13% to £121 million reflecting increased generic competition combined with some capacity constraints to supply for a number of products.

International Global Pharmaceuticals sales of £1,201 million were down 4% on a reported basis and up 1% on a pro-forma basis.  Sales in Emerging Markets of £771 million declined 6% reported and 1% pro-forma.  Continued growth in Respiratory sales of 4%, including Veramyst, up 27%, was more than offset by a decline in Established Products, down 5%, and Dermatology products, down 10%, both of which were impacted by capacity constraints to supply, as well as increased competition to Seretide.  Sales in China were also down 14% pro-forma, reflecting the implementation of new pricing policies as part of the ongoing reshaping of the business and the disposal of a number of peripheral parts of the portfolio.  In Japan, Global Pharmaceutical sales were up 13% on a pro-forma basis to £283 million, including a 9% increase in Adoair sales which partly benefited from the comparison with a Q2 2014, impacted by significant destocking.  With sales of Relvar Ellipta of £13 million, total Respiratory sales in Japan were up 17% for the quarter.

HIV turnover increased 59% to £559 million, with the US up 84%, Europe up 46% and International up 26%.  The growth in all three regions was driven primarily by strong performances from both Tivicay and Triumeq, with sales of £145 million and £149 million respectively in the quarter.  Epzicom/Kivexa sales increased 1% to £185 million, benefiting from use in combination with Tivicay.

Vaccines
Vaccines turnover of £814 million grew 11% on a reported basis, but declined 5% on a pro-forma basis, with strong growth in Europe being offset by declines in the US and International after a strong performance in Q2 2014.

In the US, reported growth of 13% primarily reflected the contribution of the recently acquired Meningitis portfolio.  The pro-forma decline of 5% resulted primarily from lower sales of Infanrix/Pediarix following the return to the market of a competitor vaccine during 2014.

In Europe, sales grew 27% on a reported basis, benefiting from the strong performance of Bexsero which also contributed to pro-forma growth of 12%.  Sales of Boostrix, up 31%, were helped by improved supply.

In International, sales fell 2% to £300 million on a reported basis and 16% on a pro-forma basis.  The pro-forma decline primarily reflected the phasing of tenders of Synflorix and a number of other products relative to Q2 2014.

Consumer Healthcare
Consumer Healthcare turnover grew 51% on a reported basis and 6% on a pro-forma basis to £1,509 million, with strong growth in the US and Europe being offset by a weaker performance in International.

US turnover increased 66% to £360 million, with 28% pro-forma growth primarily reflecting the continuing benefit of the recent launch of OTC Flonase and comparison with a Q2 2014 impacted by supply constraints.

Sales in Europe grew 90% to £470 million (up 7% pro-forma), largely driven by strong Oral health sales which were boosted by improved supply relative to Q2 2014 but also market share gains following recent new launches.

Reported International sales of £679 million grew 27%, but declined 2% pro-forma, with growth in Oral health products and continued momentum in India offset by the negative impact of reducing channel inventories in the acquired consumer businesses, most notably in China, Russia and the Middle East.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £25 million represented sales of several Vaccines and Consumer Healthcare products, which are being held for sale in a number of markets.  GSK is required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction.  Agreements to divest these products have been reached and the transactions are expected to complete in H2 2015.

Turnover - H1 2015

Group turnover for H1 2015 increased 4% on a reported basis to £11,510 million, with Pharmaceuticals down 7%, Vaccines up 11% and Consumer Healthcare up 37%, all three businesses reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover increased 1%, with Pharmaceuticals down 2%, Vaccines down 1% and Consumer Healthcare up 7%.  Sales of New Pharmaceutical and Vaccine products as set out on page 24 were £715 million in the six months.

Pharmaceuticals
Pharmaceuticals turnover was £7,063 million, down 7% on a reported basis, primarily reflecting the disposal of the Oncology business.  Adjusting for the impact of the disposal, pro-forma turnover was down 2%, reflecting an 8% decline in Respiratory sales and a 13% decline in sales of Established Products, partly offset by growth in HIV sales of 51%.

US Global Pharmaceuticals reported turnover of £2,103 million declined 20% in the six months and 14% on a pro-forma basis.  This decline primarily reflected a 16% fall in Respiratory sales and a 31% fall in Established Products sales.  Within Respiratory, Advair sales were down 19% to £876 million and Flovent sales declined 27% to £183 million.  Breo Ellipta and Anoro Ellipta sales were £33 million and £21 million, respectively, in the period.  The primary driver of the decline in Established Products was Lovaza, which was down 64% to £52 million following the launch of generic competition in April 2014.  Relenza sales more than doubled to £44 million, partly reflecting the timing of US CDC orders, while Benlysta continued its strong growth with sales of £97 million, up 24%.

In Europe, Global Pharmaceuticals turnover declined 12% to £1,511 million and was down 5% on a pro-forma basis after adjusting for the impact of the Oncology disposal.  Respiratory sales declined 6% to £761 million as a 14% decline in Seretide was partly offset by Relvar Ellipta sales of £35 million in the period.  Established Products sales were down 14% to £253 million reflecting increased generic competition and some capacity constraints to supply of a number of products.

International Pharmaceuticals sales were £2,444 million, down 5% on a reported basis and down 2% on a pro-forma basis, driven by a decline of 4% (1% pro-forma) in Emerging Markets to £1,551 million and a 3% decline (flat pro-forma) in sales in Japan to £618 million.  Emerging Markets saw continued growth in Respiratory, up 5%, including Seretide, up 3%, but this was more than offset by declines in Established Products, down 9%, and Dermatology products, both of which were impacted by capacity constraints to supply, as well as increased competition to Seretide.  China, down 8% pro-forma, also impacted Emerging Markets performance.  In Japan, pro-forma Pharmaceutical sales were flat as a 7% increase in Respiratory sales, primarily driven by Relvar Ellipta, was offset by lower sales of Relenza and Established Products.

HIV turnover increased 51% to £1,005 million, with the US up 76%, Europe up 40% and International up 18%.  The growth in all three regions was driven primarily by the strong performances of both Tivicay and Triumeq, with sales of £257 million and £230 million, respectively in the six months.  Epzicom/ Kivexa sales increased 1% to £361 million, benefiting from use in combination with Tivicay.

Vaccines
Vaccines turnover of £1,513 million grew 11% on a reported basis, benefiting from the newly acquired products from Novartis, but fell 1% on a pro-forma basis as growth in the US and Europe was offset by a decline in International sales.

In the US, reported growth of 14% (2% pro-forma) primarily reflected strong growth in the Meningitis portfolio as well as in Hepatitis vaccines, which partly benefited from favourable stocking patterns.  This growth was partly offset by lower sales of Infanrix/Pediarix as a result of the return to the market of a competitor vaccine during 2014.

In Europe, sales grew 15% on a reported basis and 5% pro-forma.  This reflected strong performances from Boostrix and Bexsero, partly offset by lower Infanrix/Pediarix sales, which were impacted by the introduction of a competitor vaccine in 2014 and the phasing of shipments in several countries.

In International, sales grew 5% to £558 million on a reported basis but declined 8% pro-forma primarily reflecting the phasing of tenders of a number of products, particularly Synflorix and Boostrix relative to H1 2014.

Consumer Healthcare
Consumer Healthcare sales in the six months grew 37% on a reported basis and 7% on a pro-forma basis to £2,890 million, with strong pro-forma growth in the US and Europe while International pro-forma sales were flat.

US turnover increased 56% to £690 million (31% pro-forma growth), primarily reflecting the launch of OTC Flonase, with sales of £110 million in the six months, and a favourable comparison with H1 2014 which was impacted by supply constraints.  Sensodyne gained a percentage point of market share.

Sales of £834 million in Europe grew 60% (6% pro-forma) primarily as a result of double-digit growth in Oral health sales, benefiting from improved supply and a number of new product introductions, together with strong Voltaren sales following a new advertising campaign.

International sales of £1,366 million grew 19% but were flat on a pro-forma basis.  Strong growth in Oral health sales and the India business were offset by the negative impact of reducing channel inventories in the acquired consumer businesses, most notably in China, Russia and the Middle East.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £44 million represented sales of several Vaccines and Consumer Healthcare products, which are being held for sale in a number of markets.  GSK is required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction.

Core operating profit and margin

Core operating profit

	Q2 2015			Q2 2015	H1 2015			H1 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	5,888	100	7	2	11,510	100	4	1

Cost of sales	(1,779)	(30.2)	18	3	(3,518)	(30.6)	16	5
Selling, general and administration	(2,091)	(35.5)	7	(2)	(3,957)	(34.4)	5	(1)
Research and development	(731)	(12.4)	(6)	(10)	(1,520)	(13.2)	(4)	(7)
Royalty income	62	1.0	(14)	(33)	139	1.3	(1)	(16)

Core operating profit	1,349	22.9	3	14	2,654	23.1	(6)	-

Core profit before tax	1,169		1		2,325		(7)
Core profit after tax	936		4		1,861		(4)
Core profit attributable to shareholders	837		-		1,671		(8)

Core earnings per share	17.3p		-		34.6p		(8)

Core operating profit by business

	Q2 2015			Q2 2015	H1 2015			H1 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	1,212	40.7	(18)	(8)	2,468	40.7	(20)	(14)
HIV	413	73.9	84	84	731	72.7	70	70
Pharmaceuticals R&D	(509)		(15)	(6)	(1,090)		(8)	(2)

Pharmaceuticals	1,116	31.5	(1)	11	2,109	29.9	(9)	(3)
Vaccines	177	21.7	(32)	(10)	338	22.3	(32)	(17)
Consumer Healthcare	108	7.2	41	-	290	10.0	47	17

	1,401	23.9	(3)	7	2,737	23.9	(8)	(4)
Corporate & other unallocated costs	(52)		(93)	(94)	(83)		(59)	(59)

Core operating profit	1,349	22.9	3	14	2,654	23.1	(6)	-

HIV operating profit represents the operating profit of ViiV Healthcare.

Core operating profit - Q2 2015
Core operating profit was £1,349 million, 3% higher in CER terms than in Q2 2014 on a turnover increase of 7%.  The core operating margin of 22.9% was 2.4 percentage points lower than in Q2 2014 and 1.0 percentage point lower on a CER basis.  The decrease included a 3.5 percentage point impact from the Novartis transaction, reflecting the disposal of GSK's higher margin Oncology business and the acquisition of lower margin Vaccines and Consumer Healthcare businesses from Novartis.

On a pro-forma basis core operating profit grew 14% in CER terms compared to Q2 2014 on a turnover increase of 2%.  The core operating margin increased on a pro-forma basis by 2.5 percentage points in CER terms, primarily benefiting from the initial phases of the Pharmaceuticals restructuring programme, although an improved product mix offset continued pricing pressure on the cost of sales margin.

Cost of sales as a percentage of turnover was 30.2%, up 2.5 percentage points in sterling terms and 2.6 percentage points higher in CER terms than in Q2 2014.  On a pro-forma basis the cost of sales percentage decreased 0.1 percentage points and was flat in CER terms.  This reflected a more favourable product mix in the quarter driven by strong growth in new products, particularly Tivicay and Triumeq, and a benefit from the Group's cost reduction programmes, offset by adverse price pressure in Pharmaceuticals, primarily respiratory, and increased investments in Vaccines to improve the reliability and capacity of the supply chain.

SG&A costs were 35.5% of turnover, 0.9 percentage points higher than in Q2 2014 but 0.2% lower on a CER basis.  On a pro-forma basis, SG&A as a percentage of sales decreased by 0.4 percentage points and 1.5 percentage points on a CER basis.  This primarily reflected savings in Global Pharmaceuticals, including the initial benefits of the Pharmaceuticals cost reduction programme, partly offset by the inherited costs in Consumer Healthcare where synergies are still in the very early stages of delivery.

R&D expenditure declined 6% CER to £731 million (12.4% of turnover) compared with £766 million (13.8% of turnover) in Q2 2014.  On a pro-forma basis, R&D expenditure declined 10% reflecting the benefit of cost reduction programmes in Pharmaceuticals and Vaccines as well as the phasing of ongoing project spending.

Royalty income was £62 million (Q2 2014: £72 million).

Core operating profit by business - Q2 2015
Following the completion of the transaction with Novartis, GSK has reorganised the Group to reflect the greater balance between its Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned.  GSK is reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately.

Pharmaceuticals core operating profit was £1,116 million, 1% lower than in Q2 2014 in CER terms on a turnover decrease of 6%.  The core operating margin of 31.5% was 1.0 percentage points higher than in Q2 2014 and 1.7 percentage points higher on a CER basis.  On a pro-forma basis, core operating margin increased 2.5 percentage points on a CER basis, primarily reflecting strong growth in HIV, partly offset by continued pricing pressure in Global Pharmaceuticals, primarily respiratory products, and the initial benefits of the restructuring programmes in Pharmaceuticals and R&D.

Vaccines operating profit was £177 million, 32% lower than in Q2 2014 in CER terms on a turnover increase of 11%.  The core operating margin of 21.7% was 10.7 percentage points lower than in Q2 2014 and down 12.5% on a CER basis, primarily driven by the cost base of the former Novartis Vaccines business.  The pro-forma margin declined 1.3 percentage points which primarily reflected mix changes in the quarter and additional supply chain investments, partly offset by reductions in R&D.

Consumer Healthcare core operating profit was £108 million, 41% higher than in Q2 2014 in CER terms on a turnover increase of 51%.  The core operating margin of 7.2% was 2.9 percentage points lower than in Q2 2014, and 0.7 percentage points lower on a CER basis.  On a pro-forma basis, the Consumer Healthcare operating margin was 0.6 percentage points lower, driven by a one-off sales tax settlement which impacted the operating margin by 1.3%, along with the net effect of the inherited Novartis cost base and the limited integration benefits to date, given the early stage of this programme.

Core operating profit - H1 2015
Core operating profit was £2,654 million, 6% lower than in H1 2014 in CER terms on a turnover increase of 4%.  The core operating margin of 23.1% was 3.2 percentage points lower than in H1 2014, 2.5 percentage points lower on a CER basis.  This decline included a 2.4 percentage point impact of the Novartis transaction reflecting the disposal of GSK's higher margin Oncology business and the acquisition of lower margin Vaccines and Consumer Healthcare businesses from Novartis.

On a pro-forma basis the operating margin declined 0.1 percentage points which primarily reflected an increase in cost of sales as a percentage of turnover partly offset by reduced SG&A and R&D percentages.

Cost of sales as a percentage of turnover was 30.6%, 2.9 percentage points higher than in H1 2014.  On a pro-forma basis, the cost of sales percentage increased 1.1 percentage points and 1.3 percentage points on a CER basis.  This reflected adverse price movements, particularly in US Global Pharmaceuticals, increased investments in Vaccines to improve the reliability and capacity of the supply chain and an adverse comparison to the reduced cost of sales in Vaccines in H1 2014, which benefited from a number of inventory adjustments.  These declines were partly offset by improved product mix, as a result of the growth in HIV products, and the benefits of the Group's ongoing cost reduction programmes.

SG&A costs as a percentage of sales were 34.4%, 1.0 percentage points higher than in H1 2014 and 0.5 percentage points higher on a CER basis.  On a pro-forma basis, SG&A costs increased 0.1 percentage point, but decreased 0.4 percentage points on a CER basis, This primarily reflected declines in Global Pharmaceuticals, including the initial benefits of the Pharmaceuticals cost reduction programme, partly offset by the inherited costs in the Novartis Consumer Healthcare businesses where synergies are still in the early stages of delivery.

R&D expenditure declined 4% CER to £1,520 million (13.2% of turnover) compared with £1,550 million (13.9% of turnover) in H1 2014.  On a pro-forma basis, R&D expenditure declined 7% reflecting the benefit of cost reduction programmes in Pharmaceuticals and Vaccines as well as the phasing of ongoing project spending.

Royalty income was £139 million (H1 2014: £142 million).

Core operating profit by business - H1 2015
Pharmaceuticals core operating profit was £2,109 million, 9% lower than in H1 2014 in CER terms on a turnover decrease of 7%.  The core operating margin of 29.9% was 1.6 percentage points lower than in H1 2014 and 0.8 percentage points lower on a CER basis.  Excluding the impact of the Novartis transaction, on a pro-forma basis, the core operating margin declined 0.5 percentage points on a CER basis, which reflected an increase in cost of sales as a percentage of turnover primarily due to adverse price movements partly offset by favourable mix from growth in HIV products, and declines in the SG&A and R&D percentages, reflecting the benefits of the cost reduction programmes.

Vaccines operating profit was £338 million, 32% lower than in H1 2014 in CER terms on a turnover increase of 11%.  The core operating margin of 22.3% was 10.1 percentage points lower than in H1 2014 and 12.3% lower on a CER basis, primarily driven by the cost base of the former Novartis Vaccines business.  The pro-forma margin declined 3.8 percentage points which reflected an increase in cost of sales as a percentage of turnover due to mix changes in the six months, additional supply chain investments and the benefit to H1 2014 of a number of inventory adjustments.

Consumer Healthcare core operating profit was £290 million, 47% higher than in H1 2014 in CER terms on a turnover increase of 37%.  The core operating margin of 10.0% was 0.6 percentage points lower than in H1 2014, but improved 0.9 percentage points on a CER basis.  On a pro-forma basis the operating margin increased 1.0 percentage points on a CER basis, due to a significant improvement in gross margin, reflecting benefits from both improved supply and pricing and the US Flonase launch, partly offset by increased investment in SG&A behind new product launches, with synergies on track but still in the early stages of delivery.

Core profit after tax and core earnings per share - Q2 2015
Net finance expense was £178 million compared with £156 million in Q2 2014, reflecting the change in the mix of gross debt.  The share of losses of associates and joint ventures was £2 million (Q2 2014: £8 million profit).

Tax on core profit amounted to £233 million and represented an effective core tax rate of 20.0% (Q2 2014: 22.0%).

The allocation of earnings to non-controlling interests amounted to £99 million (Q2 2014: £61 million), the increase reflecting the Consumer Healthcare non-controlling interest allocation together with an increase in the allocation of ViiV Healthcare profits.

Core EPS of 17.3p was flat in CER terms compared with a 3% increase in the operating profit primarily as a result of the increased non-controlling interest allocation, partly offset by a lower tax charge.

Core profit after tax and core earnings per share - H1 2015
Net finance expense was £334 million compared with £317 million in H1 2014, reflecting the change in the mix of gross debt.

The share of profits of associates and joint ventures was £5 million (H1 2014: £9 million).  In March 2015, GSK reduced its shareholding in its one significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital.  As a result, GSK no longer accounts for Aspen as an associate and the contribution from associates and joint ventures in 2015 is expected to be minimal.

Tax on core profit amounted to £464 million and represented an effective core tax rate of 20.0% (H1 2014: 22.0%).

The allocation of earnings to non-controlling interests amounted to £190 million (H1 2014: £123 million), the increase reflecting the Consumer Healthcare non-controlling interest allocation together with an increase in the allocation of ViiV Healthcare profits.

Core EPS of 34.6p decreased 8% in CER terms compared with a 6% decline in the operating profit primarily as a result of the increase in the non-controlling interest allocation, partly offset by a lower tax charge.

Guidance for 2015
Core EPS for 2015 is expected to decline at a percentage rate in the high teens (CER) primarily due to continued pricing pressure on Seretide/Advair in US/Europe, the dilutive effect of the Novartis transaction and the inherited cost base of the Novartis businesses.

2016 outlook
In 2016, GSK expects to see a significant recovery in core EPS with percentage growth expected to reach double digits on a CER basis as the adverse impacts seen in 2015 diminish and the sales and synergy benefits of the Novartis transaction contribute more meaningfully.

Currency impact
The Q2 2015 results are based on average exchange rates, principally £1/$1.54, £1/€1.38 and £1/Yen 186.  Comparative exchange rates are given on page 43.  The period-end exchange rates were £1/$1.57, £1/€1.41 and £1/Yen 192.

In the quarter, turnover increased 7% CER and 6% at actual exchange rates.  Core EPS of 17.3p was flat in CER terms and down 9% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group's trading currencies relative to Q2 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed three percentage points of the negative currency impact of nine percentage points on core EPS.

In H1 2015, turnover increased 4% CER and 3% at actual exchange rates.  Core EPS of 34.6p was down 8% in CER terms and down 14% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group's trading currencies relative to H1 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed one percentage point of the negative currency impact of six percentage points on core EPS.

If exchange rates were to hold at the Q2 2015 period-end rates for the rest of 2015, the estimated adverse impact on 2015 Sterling turnover would be around 2%, and if there were no further exchange gains or losses, the estimated adverse impact on 2015 Sterling core EPS would be around 6%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q2 2015			Q2 2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	1,349	936	17.3	1,407	982	19.1

Intangible asset amortisation	(125)	(108)	(2.2)	(152)	(115)	(2.3)
Intangible asset impairment	(2)	(2)	-	(1)	(1)	-
Major restructuring costs	(515)	(390)	(8.1)	(101)	(79)	(1.6)
Legal costs	(50)	(49)	(1.0)	(47)	(42)	(0.9)
Acquisition accounting and other	(322)	(272)	(2.9)	31	(43)	(0.7)

	(1,014)	(821)	(14.2)	(270)	(280)	(5.5)

Total results	335	115	3.1	1,137	702	13.6

	H1 2015			H1 2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	2,654	1,861	34.6	2,937	2,051	40.1

Intangible asset amortisation	(276)	(222)	(4.6)	(322)	(241)	(5.0)
Intangible asset impairment	(104)	(79)	(1.6)	(49)	(40)	(0.8)
Major restructuring costs	(881)	(656)	(13.6)	(180)	(140)	(2.9)
Legal costs	(135)	(134)	(2.8)	(155)	(128)	(2.7)
Acquisition accounting and other	8,293	7,383	158.7	(28)	(81)	(1.2)

	6,897	6,292	136.1	(734)	(630)	(12.6)

Total results	9,551	8,153	170.7	2,203	1,421	27.5

Full reconciliations between core results and total results are set out on pages 51 to 54 and the definition of core results is set out on page 28.

Total operating profit and total earnings per share - Q2 2015
Total operating profit was £335 million compared with £1,137 million in Q2 2014.  The non-core items resulted in a net charge of £1,014 million (Q2 2014: £270 million), reflecting the impact of an acceleration in restructuring costs driven by the Novartis transaction and the Pharmaceuticals restructuring programme as well as the impact of further adjustments related to ViiV Healthcare and Consumer Healthcare.

The intangible asset amortisation decreased to £125 million from £152 million in Q2 2014, which included accelerated amortisation on Lovaza.  Intangible asset impairments were £2 million (Q2 2014: £1 million).

Major restructuring charges accrued in the quarter were £515 million (Q2 2014: £101 million), the majority of which are expected to be cash items, reflecting the acceleration of a number of restructuring projects following the completion of the Novartis transaction, as well as further charges for Pharmaceuticals restructuring projects.

Legal charges of £50 million (Q2 2014: £47 million) included settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £322 million (Q2 2014: credit of £31 million).  This included the unwinding of the discounting effects on both the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare Joint Venture and on the Consumer Healthcare Joint Venture put option.  Other items also included equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The net credit in Q2 2014 included a gain of £106 million arising from the termination in Europe of the commercialisation agreement for Prolia with Amgen.

A tax charge of £37 million on total profits represented an effective tax rate of 24.3% (Q2 2014: 28.8%) and reflected the differing tax effects of the various non-core items.  See 'Taxation' on page 42 for further details.

Total EPS was 3.1p, compared with 13.6p in Q2 2014, primarily reflecting accelerated investments in transaction benefits in the quarter.

Total operating profit and total earnings per share - H1 2015
Total operating profit was £9,551 million compared with £2,203 million in H1 2014.  The non-core items resulted in a net credit of £6,897 million (H1 2014: net charge of £734 million), primarily reflecting the impact of the Novartis transaction.

The intangible asset amortisation decreased to £276 million from £322 million in H1 2014, which included accelerated amortisation on Lovaza.

Intangible asset impairments of £104 million (H1 2014: £49 million) included impairments of several R&D and commercial assets.

Major restructuring charges of £881 million have been accrued (H1 2014: £180 million), the majority of which are expected to be cash items, and reflected the acceleration of a number of restructuring projects following completion of the Novartis transaction.  The programmes have delivered £0.4 billion of incremental benefit compared with H1 2014.

Charges to date are £1.8 billion, predominantly cash.  The total cash charges of the combined restructuring programmes are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion.  The combined programmes have delivered approximately £1.0 billion of annual savings on a moving annual total basis and are on track to deliver £3 billion of benefits.  The combined programme is expected to be largely complete by 2017.

Legal charges of £135 million (H1 2014: £155 million) included settlement of existing anti-trust matters and litigation costs.

Acquisition accounting and other adjustments resulted in a net credit of £8,293 million (H1 2014: charge of £28 million).  This included the profit on disposal of the Oncology business to Novartis of £9,247 million, partly offset by an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture from remeasurements and the unwinding of the discounting effect of £964 million.

Other items also included equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The profit on disposal of associates of £844 million arose from the disposal of half of GSK's investment in Aspen Pharmacare and the remeasurement of the remaining holding to market value on its reclassification to equity investments.

The charge for taxation on total profits amounted to £1,922 million and represented a total effective tax rate of 19.1% (H1 2014: 24.8%), reflecting the differing tax effects of the various non-core items.  See 'Taxation' on page 42 for further details.

Total EPS was 170.7p, compared with 27.5p in H1 2014, the increase primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture and increased major restructuring expenditure.

Cash generation and conversion

Cash flow and net debt

	Q2 2015	H1 2015	H1 2014

Net cash inflow from operating activities (£m)	217	587	1,693
Adjusted net cash inflow from operating activities* (£m)	291	823	1,939
Free cash flow* (£m)	(606)	(675)	507
Adjusted free cash flow* (£m)	(532)	(439)	753
Free cash flow growth (%)	>(100)%	>(100)%	(70)%
Free cash flow conversion* (%)	>(100)%	(5)%	52%
Net debt (£m)	9,553	9,553	14,423

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 28.

Q2 2015
The net cash inflow from operating activities for the quarter was £217 million (Q2 2014: £766 million).  This was after the payment of non-core restructuring and integration and transaction costs of £248 million (Q2 2014: £107 million), legal settlements of £74 million (Q2 2014: £205 million) and the initial tax payment of £511 million in the quarter arising on the sale of the Oncology business.  Adjusting for these items, each of which has been funded from divestment proceeds, the net cash inflow from operating activities would have been £1,050 million, broadly similar to the Q2 2014 cash flow of £1,078 million.

H1 2015
The net cash inflow from operating activities for the six months was £587 million (H1 2014: £1,693 million).  This included the payment of non-core restructuring and integration costs of £502 million (H1 2014: £208 million), legal settlements of £236 million (H1 2014: £246 million) and the initial tax payment arising on the sale of the Oncology business.  Adjusting for these items, each of which has been funded from divestment proceeds, the net cash inflow from operating activities would have been £1,836 million (H1 2014: £2,147 million).  The decrease primarily reflected the impact of lower operating profits in the first half.

Free cash outflow was £675 million for the first half.  Excluding non-core restructuring and integration costs, legal payments and the initial tax payment on the sale of the Oncology business, the free cash inflow was £574 million (H1 2014: £961 million).  The decrease primarily reflected the impact of lower operating profits, together with higher payments to non-controlling interests in the six months.

Free cash flow conversion was impacted by the profits on the disposals of the Oncology business and the Aspen investments.

Net debt
At 30 June 2015, net debt was £9.6 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £17.2 billion and cash and liquid investments of £7.6 billion.  The decrease in net debt reflected the impact of the Novartis transaction in which GSK sold its Oncology business for net cash proceeds of £10.0 billion and paid £3.3 billion, net of cash acquired, to purchase the Novartis businesses.  An initial tax payment of £511 million on the transaction has been made with a significant proportion of the remainder expected to be settled before the end of the year.  In addition, GSK sold part of its shareholding in Aspen for cash proceeds of £564 million and paid dividends to shareholders of £2,035 million.  At 30 June 2015, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,472 million with loans of £1,271 million repayable in the subsequent year.

Working capital

	30 June 2015	31 March 2015	31 December 2014	30 September 2014	30 June 2014

Working capital conversion cycle* (days)	215	215	209	216	208
Working capital percentage of turnover (%)	25	24	22	24	22

* Working capital conversion cycle is defined on page 28.

Although working capital increased by £245 million in the quarter, this had no overall effect on the working capital conversion cycle.  In the six months, working capital was significantly impacted by the inclusion of inventory acquired with the former Novartis Vaccines business.  The increase was partly offset by favourable exchange effects.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).

GSK also plans to return approximately £1 billion (20p per share) to shareholders via a special dividend to be paid alongside GSK's Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group's strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Quarterly dividends
The Board has declared a second interim dividend of 19 pence per share (Q2 2014: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 29 September 2015.  An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

The ex-dividend date will be 13 August 2015 (12 August 2015 for ADR holders), with a record date of 14 August 2015 and a payment date of 1 October 2015.

	Paid/ payable	Pence per share	£m

2015
First interim	9 July 2015	19	918
Second interim	1 October 2015	19	918

2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	918
Third interim	8 January 2015	19	924
Fourth interim	9 April 2015	23	1,111

		80	3,869

GSK made no share repurchases during the quarter.  The company issued 0.6 million shares under employee share schemes amounting to £5 million (Q2 2014: £32 million).

The weighted average number of shares for Q2 2015 was 4,832 million, compared with 4,812 million in Q2 2014.

Segmental performance

Pharmaceuticals

	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,084	(16)	(7)	2,103	(20)	(14)
Europe	696	(18)	(8)	1,511	(12)	(5)
International	1,201	(4)	1	2,444	(5)	(2)

Global Pharmaceuticals	2,981	(12)	(4)	6,058	(12)	(7)

	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	308	84	84	537	76	76
Europe	172	46	46	326	40	40
International	79	26	26	142	18	18

HIV	559	59	59	1,005	51	51

	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,392	(5)	4	2,640	(10)	(4)
Europe	868	(10)	-	1,837	(6)	-
International	1,280	(3)	2	2,586	(4)	(1)

Pharmaceuticals	3,540	(6)	2	7,063	(7)	(2)

	Q2 2015		H1 2015

	£m	Reported growth CER%	£m	Reported growth CER%

Respiratory	1,467	(6)	2,875	(8)
Cardiovascular, metabolic and urology	242	5	460	(2)
Immuno-inflammation	56	27	116	23
Oncology	19	(94)	235	(58)
Other pharmaceuticals	542	(6)	1,067	(7)
Established Products	655	(5)	1,305	(13)

Global Pharmaceuticals	2,981	(12)	6,058	(12)
HIV	559	59	1,005	51

Pharmaceuticals	3,540	(6)	7,063	(7)

Respiratory

Q2 2015 (£1,467 million; down 6%)
Respiratory sales in the quarter declined 6% to £1,467 million.  Seretide/Advair sales were down 13% to £960 million, Flixotide/Flovent sales decreased 10% to £159 million and Ventolin sales rose 2% to £160 million.  Relvar/Breo Ellipta recorded sales of £53 million and Anoro Ellipta, now launched in the US, Europe and Japan, recorded sales of £15 million in the quarter.

In the US, Respiratory sales declined 12% to £704 million in the quarter (5% volume growth and a 17% negative impact of price and mix).  This decline included the price and mix impact of new contracts agreed in 2014 in response to competitive pressures in the ICS/LABA combination market, where Advair and Breo Ellipta compete.  Sales of Advair were £484 million, down 17% (2% volume decline and a 15% negative impact of price and mix).  Flovent sales were down 15% to £100 million while Ventolin sales rose 3% to £81 million.  The reported growth rates for both Flovent and Ventolin reflected the net negative impact of true up adjustments to accruals for returns and rebates recorded in both Q2 2014 and Q2 2015.  Excluding the impact of true up adjustments and stocking patterns, on an estimated underlying basis Flovent sales declined 6% while Ventolin grew 19%.  Breo Ellipta recorded sales of £19 million, and Anoro Ellipta, recorded sales of £12 million in the quarter.

European Respiratory sales were down 8% to £369 million, with Seretide sales down 16% to £267 million, reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma, recorded sales of £19 million in the quarter, while Anoro Ellipta, with launches now underway in many countries throughout the region, recorded sales of £3 million.

Respiratory sales in the International region grew 5% to £394 million with Emerging Markets up 4% and Japan, benefiting from comparison with a weak Q2 2014, up 17%.  In Emerging Markets, sales of Seretide were in line with last year at £121 million, while Ventolin grew 5% to £47 million.  In Japan, sales of Relvar Ellipta of £13 million in the quarter and a 9% increase in Adoair sales, drove overall Respiratory performance.

H1 2015 (£2,875 million; down 8%)
Respiratory sales in the six months declined 8% to £2,875 million.  Seretide/Advair sales were down 14% to £1,858 million, Flixotide/Flovent sales decreased 16% to £312 million and Ventolin sales fell 4% to £321 million.  Relvar/Breo Ellipta recorded sales of £94 million and Anoro Ellipta £27 million.

In the US, Respiratory sales declined 16% to £1,287 million in the six months (3% volume growth and a 19% negative impact of price and mix).  Sales of Advair were £876 million, down 19% (2% volume decline and a 17% negative impact of price and mix).  Flovent sales were down 27% to £183 million and Ventolin sales fell 12% to £159 million. The reported declines for both Flovent and Ventolin reflected the net negative impact of true up adjustments to accruals for returns and rebates recorded in both H1 2014 and H1 2015.  Excluding the impact of true up adjustments and stocking patterns, on an estimated underlying basis Flovent sales declined 6% while Ventolin grew 20%.  Breo Ellipta recorded sales of £33 million, and Anoro Ellipta, recorded sales of £21 million in the first half of 2015.

European Respiratory sales were down 6% to £761 million, with Seretide sales down 14% to £558 million, reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma, recorded sales of £35 million in the six months while Anoro Ellipta recorded sales of £5 million.

Respiratory sales in the International region grew 5% to £827 million with Emerging Markets up 5% and Japan up 7%.  In Emerging Markets, sales of Seretide increased 3% to £247 million, while Ventolin grew 6% to £93 million.  In Japan, sales of Relvar Ellipta of £22 million, together with strong Avamys and Xyzal sales growth more than offset a 13% decline in Adoair sales.

Cardiovascular, metabolic and urology

Q2 2015 (£242 million; up 5%)
Sales in the category rose 5% to £242 million.  The Avodart franchise fell 2% to £192 million, with 9% growth in sales of Duodart/Jalyn offset by a 6% decline in sales of Avodart.  In the US, generic competition to both Avodart and Jalyn is expected to begin in Q4 2015.  Sales of Prolia increased 38% to £11 million, reflecting the impact of the termination of the joint commercialisation agreement with Amgen in a number of European markets, Mexico and Russia in Q2 2014 on the prior period comparative.

H1 2015 (£460 million; down 2%)
Sales in the category fell 2% to £460 million in the six months.  The Avodart franchise fell 4% to £371 million, with 11% growth in sales of Duodart/Jalyn more than offset by a 10% decline in sales of Avodart.  Sales of Prolia declined 9% to £20 million, reflecting the termination in Q2 2014 of the joint commercialisation agreement with Amgen.

Immuno-inflammation

Q2 2015 (£56 million; up 27%)
Immuno-inflammation sales grew 27% to £56 million.  Benlysta turnover in the quarter was £56 million, up 30%.  In the US, Benlysta sales were £51 million, up 21%.

H1 2015 (£116 million; up 23%)
Immuno-inflammation sales grew 23% to £116 million.  Benlysta turnover in the first half was £107 million, up 27%.  In the US, Benlysta sales were £97 million, up 24%.

Other pharmaceuticals

Q2 2015 (£542 million; down 6%)
Sales in other therapy areas fell 6% to £542 million.  Dermatology sales declined 8% to £105 million adversely affected by supply constraints due to capacity limitations, while Augmentin sales increased 2% to £143 million.  Relenza sales more than doubled in the quarter to £33 million, partly driven by the timing of US CDC orders.  Sales of products for Rare diseases rose 2% to £94 million, including sales of Volibris which were up 8% compared with Q2 2014.

H1 2015 (£1,067 million; down 7%)
Sales in other therapy areas fell 7% to £1,067 million in the six months.  Augmentin sales were down 1% at £283 million and Dermatology sales declined 10% to £214 million in part adversely affected by supply constraints due to capacity limitations.  Relenza sales were up 33% to £63 million driven by the timing of US CDC orders.  Sales of products for Rare diseases declined 4% to £185 million, primarily as a result of generic competition to Mepron in the US.

Established Products

Q2 2015 (£655 million; down 5%)
Established Products turnover fell 5% to £655 million with sales in the US down 16% to £168 million.  Lovaza sales fell 22% to £24 million, as the impact of generic competition started to annualise.

Europe was down 13% to £121 million, with Serevent sales down 23% to £9 million.  International was up 3% to £366 million, with higher sales of Amoxil, up 77% to £22 million, and Valtrex, up 71% to £33 million, following the regaining of exclusivity in Canada until October 2015.  These gains were partly offset by a 26% decline in sales of Zeffix in China.

H1 2015 (£1,305 million; down 13%)
Established Products turnover fell 13% to £1,305 million in the six months.  Sales in the US were down 31% to £331 million, primarily reflecting a 64% fall in sales of Lovaza.

Europe was down 14% to £253 million, with Seroxat sales falling 18% to £17 million, reflecting increased generic competition to a number of other products and a number of supply constraints.  International was down 3% to £721 million, primarily reflecting lower sales of Seroxat/Paxil due to generic competition in Japan and of Zeffix in China, partly offset by increased Valtrex sales following the regaining of exclusivity in Canada in late 2014.

HIV

Q2 2015 (£559 million; up 59%)
HIV sales increased 59% to £559 million in the quarter, with the US up 84%, Europe up 46% and International up 26%.  The growth in all three regions was driven by Tivicay and Triumeq.

The ongoing roll-out of Tivicay resulted in sales of £145 million and Triumeq, now launched in the US and much of Europe recorded sales of £149 million in the quarter.  Epzicom/Kivexa, which benefited from use in combination with Tivicay, increased 1% to £185 million, but Selzentry sales fell 18% to £31 million.  There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 44% to £9 million, and Lexiva, down 10% to £18 million.

H1 2015 (£1,005 million; up 51%)
Sales increased 51% to £1,005 million in the six months, with the US up 76%, Europe up 40% and International up 18%.

Tivicay sales were £257 million in the six months and Triumeq sales were £230 million.  Epzicom/Kivexa sales increased 1% to £361 million, but Selzentry declined 14% to £61 million.  Combivir and Lexiva sales fell 41% and 19%, respectively.

Vaccines
	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	240	13	(5)	457	14	2
Europe	274	27	12	498	15	5
International	300	(2)	(16)	558	5	(8)

	814	11	(5)	1,513	11	(1)

	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	101	2	2	199	7	7
Synflorix	77	(20)	(20)	137	(10)	(10)
Fluarix, FluLaval	7	29	29	11	(20)	(20)

Bexsero	30	-	>100	37	-	>100
Menveo	43	-	8	54	-	6

Boostrix	96	3	3	162	5	5
Infanrix, Pediarix	187	(4)	(4)	373	(5)	(5)
Hepatitis	121	(15)	(15)	264	(1)	(1)
Cervarix	18	(14)	(14)	46	(14)	(14)
Other	134	65	(15)	230	52	(10)

	814	11	(5)	1,513	11	(1)

Q2 2015 (£814 million; up 11%)
Vaccines sales grew 11% to £814 million with the US up 13%, Europe up 27% and International down 2%.  The business benefited from the sales of the newly-acquired products, primarily Bexsero in Europe and Menveo in the US.  On a pro-forma basis, sales for the quarter declined by 5%, primarily reflecting the phasing of tenders in International markets for Synflorix and Havrix, together with competitive pressures on Infanrix/Pediarix.

In the US, reported sales grew 13% to £240 million but declined 5% on a pro-forma basis.  This was largely attributable to the 12% decline in Infanrix/Pediarix sales as a result of the return to the market of a competitor vaccine during 2014, partly offset by growth in the Meningitis portfolio and in Rotarix and Boostrix sales.

In Europe, sales grew 27% on a reported basis (12% pro-forma) to £274 million.  This growth primarily reflected increased sales of Bexsero, mainly driven by the UK NHS immunisation programme, Portugal and Italy.  The quarter also benefited from improved supplies of Boostrix, up 31%.  The growth was partly offset by a 15% decline in sales of Hepatitis vaccines, reflecting supply constraints as well as tender phasing, together with an Infanrix/Pediarix sales decline of 3%, impacted by the introduction of a competitor vaccine during 2014 and the phasing of shipments in several countries.

International sales of £300 million declined 2% on a reported basis and 16% on a pro-forma basis.  This primarily reflected a decline in sales in Brazil, the Middle East and North Asia due to the phasing of tenders, partly offset by growth of Synflorix in Africa.

H1 2015 (£1,513 million; up 11%)
Vaccines sales grew 11% to £1,513 million with the US up 14%, Europe up 15% and International up 5%.  The business benefited from the sales of the newly acquired products, particularly the Meningitis portfolio in Europe and the US.  Pro-forma sales declined by 1% primarily due to the phasing of Synflorix shipments in International markets and a decline in Infanrix/Pediarix, following the return to the market of a competitor vaccine during 2014, partly offset by strong growth in Bexsero.

In the US, reported growth of 14% (2% pro-forma) to £457 million mainly reflected growth in Hepatitis vaccines, Rotarix and Boostrix, benefiting from CDC stockpile order timing, and wholesaler inventory replenishment.  Infanrix/Pediarix sales declined 12% as a result of the return to the market of a competitor vaccine during 2014.

In Europe, sales grew 15% on a reported basis (5% pro-forma) to £498 million.  This growth primarily reflected increased Bexsero sales mainly driven by the UK NHS immunisation programme, Portugal and Italy.  The six months also benefited from the improved supply of Boostrix (up 29%) and MMRV (up 8%).  The growth was partly offset by a 10% decline in sales of Hepatitis vaccines, largely due to supply constraints as well as tender phasing, together with a 6% decline in Infanrix/Pediarix sales resulting from the introduction of a competitor vaccine during 2014 and the phasing of shipments in several countries.

International sales of £558 million grew 5% on a reported basis but declined 8% on a pro-forma basis.  Sales of a number of products, including Boostrix and Synflorix, declined as a result of the phasing of tenders in Brazil, the Middle East and North Asia.

Consumer Healthcare

Turnover	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	360	66	28	690	56	31
Europe	470	90	7	834	60	6
International	679	27	(2)	1,366	19	-

Total	1,509	51	6	2,890	37	7

Turnover	Q2 2015		H1 2015

	£m	Growth CER%	£m	Growth CER%

Wellness	740	>100	1,333	75
Oral health	462	11	947	10
Nutrition	165	7	347	4
Skin health	142	>100	263	70

Total	1,509	51	2,890	37

Q2 2015 (£1,509 million; up 51%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 51% to £1,509 million, benefiting significantly from the first full quarter's sales of the newly-acquired products.  On a pro-forma basis, growth was 6% (4% volume and 2% price), principally reflecting strong growth in the US following the launch of Flonase OTC.  Momentum from key Q1 launches continued to drive innovation contribution, with sales from product introductions in the last three years representing approximately 15% of the quarter's sales.  Estimated in-market consumption of GSK Consumer Healthcare brands grew slightly ahead of the global market growth of approximately 6% in the quarter.

US sales grew 66% on a reported basis to £360 million, and 28% on a pro-forma basis.  Flonase was the region's primary growth driver and with quarterly sales of £45 million the brand has contributed to the category growth of 15%, achieving 11% market share in the quarter.  Oral health sales were driven by Sensodyne, which continued its strong performance with growth of 27%, helped by improved supply and the launch of Sensodyne Repair and Protect Whitening.  Excedrin grew 25% in the quarter, outperforming the category which grew at 6%, due to a strong base business performance combined with new variant launches and a price increase.  Nicorette Mini lozenges and alli continued their recovery from supply shortages in 2014 and Tums started to recover from the Q1 interruptions.

Sales in Europe grew 90% on a reported basis to £470 million and 7% pro-forma.  Oral health products reported growth of 11%, helped by improved supply relative to Q2 2014, but also reflecting strong performances from Sensodyne due to new advertising in key markets and the roll-out of Sensodyne True White in the UK, Sensodyne Repair and Protect in Germany, and Sensodyne Mouthwash across a number of markets together with some supply recovery of Aquafresh.  In Wellness, Voltaren grew 18% pro-forma, with strong performances across the region particularly in Germany, with strong marketing support behind a new advertising campaign.

International sales of £679 million grew 27% on a reported basis but declined 2% pro-forma.  India continued to perform well with double-digit pro-forma growth reflecting distribution expansion, enhanced marketing campaigns ("Drink Daily, Grow Daily" and "Power of Milk") and the achievement of a four-year market share high for Horlicks.  Oral health sales continued to grow in the region, up 9%, driven by Sensodyne.  Sales in Wellness were affected by the negative impact of reducing channel inventories in the acquired consumer businesses.

H1 2015 (£2,890 million; up 37%)
Turnover grew 37% to £2,890 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture.  On a pro-forma basis, growth was 7% (5% volume and 2% price), primarily reflecting strong growth in the US following the launch of Flonase OTC.  Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 15% of sales.  Other key 2015 launches to date include Fenbid Chewable in China, Sensodyne Repair and Protect Whitening in the US and Germany, and the roll-out of Sensodyne Mouthwash.

US sales grew 56% on a reported basis to £690 million, and 31% on a pro-forma basis, partly reflecting a favourable comparison with H1 2014 which was impacted by supply constraints.  Flonase was the region's principal growth driver with year to date sales of £110 million.  Oral health sales were again driven by Sensodyne, up 20%, with the launch of Sensodyne Repair and Protect Whitening.  Sensodyne gained a percentage point of market share in the six months.  Excedrin grew 17% as a result of the launch of new variants and a price increase.  Nicorette Mini lozenges and alli returned to the market but Tums supply was constrained.

Sales in Europe grew 60% on a reported basis to £834 million and grew 6% pro-forma.  Oral health products reported growth of 10%, reflecting strong performances from both Sensodyne and Aquafresh following an improved supply position compared with H1 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region.  Wellness recorded 7% pro-forma growth, driven by regional Respiratory brands, which benefited from a strong cold and flu season, and a strong Voltaren performance across the region with 16% pro-forma growth.

International sales of £1,366 million grew 19% on a reported basis and were flat pro-forma.  India and South Africa reported double-digit pro-forma growth.  Oral health sales grew strongly at 10% across the region and Gastro-intestinal health sales grew 8%, driven by Eno in India and Brazil.  Overall Wellness growth was affected by a 20% decline in Panadol sales in Australia, largely due to private label competition and lower sales of Contac in China due to consumer trends towards milder remedies, combined with the negative impacts of reducing channel inventories in the acquired consumer businesses.  In Nutrition, Horlicks was up 4%, with strong sales growth in India of 9% as a result of new marketing campaigns, partly offset by some retailer destocking in South East Asia.

Sales from New Pharmaceutical and Vaccine products

	Q2 2015		Q2 2015	H1 2015		H1 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Respiratory
Relvar/Breo Ellipta	53	>100	>100	94	>100	>100
Anoro Ellipta	15	>100	>100	27	>100	>100
Arnuity	1	-	-	1	-	-
Incruse Ellipta	1	-	-	2	-	-

CVMU
Eperzan/Tanzeum	9	-	-	13	-	-

Global Pharmaceuticals	79	>100	>100	137	>100	>100

Tivicay	145	>100	>100	257	>100	>100
Triumeq	149	-	-	230	-	-

Pharmaceuticals	373	>100	>100	624	>100	>100

Bexsero	30	-	>100	37	-	>100
Menveo	43	-	8	54	-	6

Vaccines	73	-	67	91	-	58

Total	446	>100	>100	715	>100	>100

At its Investor day on 6 May 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020.  Those products, plus current clinical pipeline assets, Nucala and Shingrix, are as set out above and, as a group are defined as New Pharmaceutical and Vaccine products.

Sales of New Pharmaceutical and Vaccine products were £446 million, grew £322 million pro-forma in Sterling terms, a rate in excess of 100% CER, in the quarter and represented approximately 10% of Pharmaceuticals and Vaccines turnover.

In the six months, sales of New Pharmaceutical and Vaccine products were £715 million, grew £542 million pro-forma in Sterling terms, a rate in excess of 100% CER, and represented approximately 8% of Pharmaceuticals and Vaccines turnover.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q2 2015 is analysed below.

	Q2 2015 £m	H1 2015 £m	H1 2014 £m

Discovery	199	387	355
Development	253	567	653
Facilities and central support functions	91	199	232

Pharmaceuticals R&D	543	1,153	1,240
Vaccines	124	248	234
Consumer Healthcare	64	119	76

Core R&D	731	1,520	1,550
Amortisation and impairment of intangible assets	14	48	75
Major restructuring costs	55	87	9
Acquisition accounting and other	12	24	34

Total R&D	812	1,679	1,668

Pipeline of GSK's Phase II/III assets

Listed below is our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  The table comprises the ~40 NMEs in Phase II/III clinical development, plus significant line extensions in Phase III.

Since the Q1 2015 Results Announcement, the following pipeline milestones have been achieved:

•	Announced start of Phase III study of combination use of dolutegravir and rilpivirine on 6 May 2015;
•	FDA AdCom recommended US approval of Nucala (mepolizumab) for adult patients with severe asthma with eosinophilic inflammation on 11 June 2015;
•	Nucala filed in Japan for severe eosinophilic asthma on 22 May 2015;
•	Announced CHMP positive opinion for Mosquirix on 24 July 2015.

Respiratory		Phase
'277 (TNFR1 domain antibody)	Acute lung injury	Ph II
'081 (MABA)	COPD	Ph II
danirixin (CXCR2 chemokine receptor antagonist)	COPD	Ph II
'557 (PI3K inhibitor)	COPD & asthma	Ph II
'035 (toll-like receptor 7 agonist)	Asthma	Ph II
'881 (recombinant human angiotensin converting enzyme 2)	Acute lung injury	Ph II
Nucala (mepolizumab)	Severe eosinophilic asthma	Filed (US & EU) Nov 2014.
	COPD	Ph III
FF+UMEC+VI	COPD	Ph III
Cardiovascular & Metabolic		Phase
otelixizumab (CD3 monoclonal antibody)	New Onset Type I Diabetes	Ph II
'863 (prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II
'672 (ileal bile acid transport inhibitor)	Type 2 diabetes & cholestatic pruritis	Ph II
camicinal (motilin receptor agonist)	Delayed gastric emptying	Ph II
losmapimod (p38 kinase inhibitor)	Acute coronary syndrome (ACS)	Ph III
retosiban (oxytocin antagonist)	Threatened pre-term labour	Ph III
HIV/Infectious Diseases		Phase
cabotegravir (HIV integrase inhibitor)	HIV treatment and pre-exposure prophylaxis	Ph II
'944 (type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
tafenoquine (8-aminoquinoline)	Plasmodium vivax malaria	Ph III
dolutegravir+ rilpivirine (HIV integrase inhibitor + NNRTI)	HIV infection - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
'165 (granulocyte macrophage colony-stimulating factor monoclonal antibody)	Rheumatoid arthritis	Ph II
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III
sirukumab (IL6 human monoclonal antibody)	Rheumatoid arthritis	Ph III
Oncology		Phase
'794 (NY-ESO-1 T cell receptor)1	Cancer	Ph II
tarextumab (Anti-Notch 2/3 Mab)2	Cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B Streptococcus prophylaxis (maternal immunisation)	Ph II
Pseudomonas3	Prevention of Pseudomonas infection	Ph II
S. pneumoniae next generation	Streptococcus pneumoniae disease prophylaxis	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis	Ph II
Malaria next generation	Malaria prophylaxis (Plasmodium falciparum)	Ph II
Tuberculosis	Tuberculosis prophylaxis	Ph II
Hepatitis C	Hepatitis C virus prophylaxis	Ph II
NTHi	Non-typeable Haemophilus influenza prophylaxis	Ph II
MMR	Measles, mumps and rubella prophylaxis	Ph III (US)
MAGE-A3	Melanoma	Ph III
Ebola	Ebola Zaire virus	Ph III
Shingrix	Shingles prophylaxis	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	Filed (EU) July 2014
Rare diseases		Phase
'852 + '898 (SAP monoclonal antibody + SAP depleter (CPHPC))	Amyloidosis	Ph II
'274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
'275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
'273 (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Filed (EU) May 2015 US: Ph II/III
'728 (antisense oligonucleotide)4	Transthyretin amyloidosis	Ph III
Other Pharmaceuticals
Dermatology		Phase
'512 (non-steroidal anti-inflammatory)	Atopic dermatitis & psoriasis	Ph II
Toctino	Chronic hand eczema	Ph III (US)
Neurosciences		Phase
rilapladib (Lp-PLA2 inhibitor)	Alzheimer's disease	Ph II
'776 (beta amyloid monoclonal antibody)	Geographic retinal atrophy/Alzheimer's disease	Ph II

1	Option-based alliance with Adaptimmune Ltd.
2	Option-based alliance with OncoMed Pharmaceuticals
3	Option-based alliance with Valneva
4	Option-based alliance with ISIS Pharmaceuticals

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth
The Novartis transaction completed on 2 March 2015 and so GSK's reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology products, both from 2 March.  Pro-forma growth rates are calculated comparing reported turnover for Q2 or H1 2015 with the turnover for Q2 or H1 2014 adjusted to include the equivalent results of the former Novartis Vaccines and Consumer Healthcare businesses and to exclude the results of the former GSK Oncology products from 2 March 2014.

Full-year 2014 pro-forma results
Pro-forma results for the full-year 2014, where provided, include the following major adjustments: (i) the exclusion of Oncology, (ii) the inclusion of 12 months of the acquired Novartis Consumer and Vaccines businesses, (iii) reallocation of most corporate costs to more accurately reflect the profitability of each segment and (iv) the reallocation of divestments required to Corporate and other unallocated costs.  Pro-forma 2014 Corporate and other unallocated operating profit includes a structural benefit of £219 million realised in Q3 2014.  See "Cautionary statement regarding unaudited pro-forma financial information" on page 29.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016-2020 outlook
In outlining the expectations for the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.  The Group's expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from current pipeline assets mepoluzimab and Shingrix.  The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group's revenue and earnings expectations assume no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group's shareholdings in ViiV Healthcare or Consumer Healthcare.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assume no material change to the Group's effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements".  Forward-looking statements give the Group's current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D 'Risk factors' in the Group's Annual Report on Form 20-F for 2014 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the oncology assets, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2014.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group's actual financial position or results.  The unaudited pro-forma financial information does not purport to represent what the Group's financial position actually would have been if the disposal of the Oncology assets, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date.  In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006.  The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group's Q2 2015 earnings report dated 29 July 2015 and furnished to the SEC on Form 6-K, (ii) the Group's Annual Report on Form 20-F for 2014 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 215 715 1048	(Washington)
	Jenni Ligday	+1 202 715 1049	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q2 2015 £m	Q2 2014 £m	H1 2015 £m	H1 2014 £m

TURNOVER	5,888	5,561	11,510	11,174

Cost of sales	(2,005)	(1,722)	(4,108)	(3,465)

Gross profit	3,883	3,839	7,402	7,709

Selling, general and administration	(2,541)	(2,055)	(4,766)	(4,026)
Research and development	(812)	(809)	(1,679)	(1,668)
Royalty income	62	72	139	142
Other operating income/(expense)	(257)	90	8,455	46

OPERATING PROFIT	335	1,137	9,551	2,203

Finance income	12	18	44	36
Finance expense	(194)	(177)	(385)	(359)
Profit on disposal of associates	1	-	844	-
Share of after tax (losses)/profits of associates and joint ventures	(2)	8	21	9

PROFIT BEFORE TAXATION	152	986	10,075	1,889

Taxation	(37)	(284)	(1,922)	(468)
Tax rate %	24.3%	28.8%	19.1%	24.8%

PROFIT AFTER TAXATION FOR THE PERIOD	115	702	8,153	1,421

(Loss)/profit attributable to non-controlling interests	(34)	48	(85)	99
Profit attributable to shareholders	149	654	8,238	1,322

	115	702	8,153	1,421

EARNINGS PER SHARE	3.1p	13.6p	170.7p	27.5p

Diluted earnings per share	3.1p	13.4p	169.2p	27.1p

Statement of comprehensive income

	Q2 2015 £m	Q2 2014 £m

Profit for the period	115	702

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(69)	(70)
Fair value movements on available-for-sale investments	(39)	105
Reclassification of fair value movements on available-for-sale investments	(10)	(3)
Deferred tax on fair value movements on available-for-sale investments	(11)	5
Deferred tax reversed on reclassification of available-for-sale investments	1	2
Fair value movements on cash flow hedges	(6)	(2)
Deferred tax on fair value movements on cash flow hedges	1	-
Reclassification of cash flow hedges to income statement	7	-

	(126)	37

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(26)	(10)
Remeasurement gains on defined benefit plans	534	30
Deferred tax on remeasurement gains on defined benefit plans	(145)	(2)

	363	18

Other comprehensive income for the period	237	55

Total comprehensive income for the period	352	757

Total comprehensive income for the period attributable to:
Shareholders	412	719
Non-controlling interests	(60)	38

	352	757

Statement of comprehensive income

	H1 2015 £m	H1 2014 £m

Profit for the period	8,153	1,421

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(401)	(87)
Fair value movements on available-for-sale investments	202	75
Reclassification of fair value movements on available-for-sale investments	(272)	(4)
Deferred tax on fair value movements on available-for-sale investments	(35)	(14)
Deferred tax reversed on reclassification of available-for-sale investments	3	2
Fair value movements on cash flow hedges	(12)	(3)
Deferred tax on fair value movements on cash flow hedges	2	-
Reclassification of cash flow hedges to income statement	10	2
Share of other comprehensive expense of associates and joint ventures	(77)	13

	(580)	(16)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(6)	(5)
Remeasurement gains/(losses) on defined benefit plans	206	(147)
Deferred tax on remeasurement gains/(losses) on defined benefit plans	(70)	40

	130	(112)

Other comprehensive expense for the period	(450)	(128)

Total comprehensive income for the period	7,703	1,293

Total comprehensive income for the period attributable to:
Shareholders	7,794	1,199
Non-controlling interests	(91)	94

	7,703	1,293

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,467	(6)	704	(12)	369	(8)	394	5
Anoro Ellipta	15	>100	12	>100	3	-	-	-
Avamys/Veramyst	59	9	7	(14)	22	-	30	21
Flixotide/Flovent	159	(10)	100	(15)	22	8	37	(8)
Relvar/Breo Ellipta	53	>100	19	>100	19	>100	15	>100
Seretide/Advair	960	(13)	484	(17)	267	(16)	209	-
Ventolin	160	2	81	3	28	-	51	2
Other	61	5	1	-	8	(11)	52	4

Cardiovascular, metabolic and urology (CVMU)	242	5	102	2	66	4	74	10
Avodart	192	(2)	66	(9)	66	6	60	(2)
Other	50	45	36	33	-	(100)	14	100
	-	-	-	-	-	-	-	-
Immuno-inflammation	56	27	51	21	3	33	2	-
Benlysta	56	30	51	21	3	33	2	>100
Other	-	(100)	-	-	-	-	-	(100)
	-	-	-	-	-	-	-	-
Oncology	19	(94)	(2)	<(100)	(1)	(100)	22	(71)
	-	-	-	-	-	-	-	-
Other pharmaceuticals	542	(6)	61	>100	138	(7)	343	(13)
Dermatology	105	(8)	10	(9)	34	(12)	61	(5)
Augmentin	143	2	-	-	37	(5)	106	4
Other anti-bacterials	42	(19)	2	-	12	-	28	(26)
Rare diseases	94	2	11	22	30	(3)	53	2
Other	158	(11)	38	>100	25	(14)	95	(30)

Innovative Pharmaceuticals	2,326	(14)	916	(16)	575	(19)	835	(7)

Established Products	655	(5)	168	(16)	121	(13)	366	3
Coreg	29	(10)	29	(10)	-	-	-	-
Hepsera	18	(14)	-	-	-	-	18	(14)
Imigran/Imitrex	46	7	27	23	13	(7)	6	(14)
Lamictal	132	6	67	2	23	-	42	16
Lovaza	24	(22)	24	(22)	-	-	-	-
Requip	23	(12)	-	(100)	7	(36)	16	14
Serevent	24	(8)	11	11	9	(23)	4	-
Seroxat/Paxil	43	(6)	(7)	-	9	-	41	8
Valtrex	46	30	6	(38)	7	(13)	33	71
Zeffix	33	(23)	1	-	1	-	31	(24)
Other	237	(11)	10	(65)	52	(15)	175	(1)

Global Pharmaceuticals	2,981	(12)	1,084	(16)	696	(18)	1,201	(4)

HIV	559	59	308	84	172	46	79	26
Combivir	9	(44)	3	(1)	2	(44)	4	(56)
Epzicom/Kivexa	185	1	67	(10)	80	4	38	17
Lexiva/Agenerase	18	(10)	10	(23)	3	(27)	5	53
Selzentry	31	(18)	15	(3)	13	(6)	3	(67)
Tivicay	145	>100	95	83	37	>100	13	>100
Triumeq	149	-	109	-	31	-	9	-
Trizivir	7	-	2	>100	4	(23)	1	5
Other	15	(11)	7	14	2	(50)	6	(22)

Pharmaceuticals	3,540	(6)	1,392	(5)	868	(10)	1,280	(3)

Vaccines	814	11	240	13	274	27	300	(2)
Bexsero	30	-	2	-	24	-	4	-
Boostrix	96	3	52	9	31	31	13	(38)
Cervarix	18	(14)	1	-	9	-	8	(30)
Fluarix, FluLaval	7	29	(4)	<(100)	-	-	11	83
Hepatitis	121	(15)	58	(7)	37	(15)	26	(29)
Infanrix, Pediarix	187	(4)	64	(12)	81	(3)	42	7
Menveo	43	-	25	-	7	-	11	-
Rabipur/Rabivert	15	-	5	-	6	-	4	-
Rotarix	101	2	30	17	15	7	56	(5)
Synflorix	77	(20)	-	-	8	-	69	(22)
Other	119	48	7	-	56	63	56	29

	4,354	(3)	1,632	(3)	1,142	(3)	1,580	(3)

Pharmaceuticals and Vaccines turnover
Six months ended 30 June 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	2,875	(8)	1,287	(16)	761	(6)	827	5
Anoro Ellipta	27	>100	21	>100	5	-	1	-
Avamys/Veramyst	130	8	13	(20)	39	2	78	17
Flixotide/Flovent	312	(16)	183	(27)	49	2	80	4
Relvar/Breo Ellipta	94	>100	33	>100	35	>100	26	>100
Seretide/Advair	1,858	(14)	876	(19)	558	(14)	424	(2)
Ventolin	321	(4)	159	(12)	60	3	102	6
Other	133	5	2	-	15	(6)	116	4

Cardiovascular, metabolic and urology (CVMU)	460	(2)	185	(3)	134	(3)	141	1
Avodart	371	(4)	122	(11)	132	4	117	(7)
Other	89	12	63	19	2	(91)	24	59

Immuno-inflammation	116	23	106	21	7	33	3	50
Benlysta	107	27	97	24	7	33	3	>100
Other	9	(11)	9	-	-	-	-	(100)

Oncology	235	(58)	91	(63)	69	(62)	75	(40)

Other pharmaceuticals	1,067	(7)	103	29	287	(3)	677	(12)
Dermatology	214	(10)	22	(13)	71	(8)	121	(10)
Augmentin	283	(1)	-	-	88	(4)	195	1
Other anti-bacterials	89	(17)	3	-	28	(9)	58	(22)
Rare diseases	185	(4)	23	(33)	62	1	100	1
Other	296	(10)	55	>100	38	5	203	(26)

Innovative Pharmaceuticals	4,753	(12)	1,772	(17)	1,258	(12)	1,723	(5)

Established Products	1,305	(13)	331	(31)	253	(14)	721	(3)
Coreg	56	(16)	56	(16)	-	-	-	-
Hepsera	40	(11)	-	-	-	-	40	(11)
Imigran/Imitrex	84	(4)	45	(4)	26	(7)	13	-
Lamictal	259	2	130	1	46	(6)	83	9
Lovaza	52	(64)	52	(64)	-	-	-	-
Requip	45	(13)	1	(75)	14	(27)	30	7
Serevent	47	(11)	21	6	19	(23)	7	(11)
Seroxat/Paxil	86	(13)	(7)	-	17	(18)	76	(4)
Valtrex	88	24	11	(29)	13	(13)	64	53
Zeffix	72	(19)	1	(50)	3	-	68	(19)
Other	476	(14)	21	(60)	115	(14)	340	(8)

Global Pharmaceuticals	6,058	(12)	2,103	(20)	1,511	(12)	2,444	(5)

HIV	1,005	51	537	76	326	40	142	18
Combivir	19	(41)	6	(9)	5	(48)	8	(47)
Epzicom/Kivexa	361	1	127	(10)	162	6	72	10
Lexiva/Agenerase	34	(19)	20	(21)	7	(32)	7	4
Selzentry	61	(14)	29	(1)	25	(9)	7	(50)
Tivicay	257	>100	167	>100	66	>100	24	>100
Triumeq	230	-	171	-	49	-	10	-
Trizivir	14	(22)	4	(6)	8	(27)	2	(26)
Other	29	(23)	13	(19)	4	(38)	12	(20)

Pharmaceuticals	7,063	(7)	2,640	(10)	1,837	(6)	2,586	(4)

Vaccines	1,513	11	457	14	498	15	558	5
Bexsero	37	-	2	-	30	-	5	-
Boostrix	162	5	89	11	48	29	25	(33)
Cervarix	46	(14)	2	-	19	(16)	25	(14)
Fluarix, FluLaval	11	(20)	(1)	<(100)	-	-	12	(7)
Hepatitis	264	(1)	122	12	78	(10)	64	(7)
Infanrix, Pediarix	373	(5)	133	(12)	158	(6)	82	10
Menveo	54	-	32	-	8	-	14	-
Rabipur/Rabivert	20	-	8	-	7	-	5	-
Rotarix	199	7	62	14	32	3	105	6
Synflorix	137	(10)	-	-	17	(10)	120	(10)
Other	210	40	8	>100	101	47	101	29

	8,576	(4)	3,097	(7)	2,335	(2)	3,144	(2)

Balance sheet

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
ASSETS
Non-current assets
Property, plant and equipment	9,319	8,667	9,052
Goodwill	5,072	3,666	3,724
Other intangible assets	16,614	8,413	8,320
Investments in associates and joint ventures	85	319	340
Other investments	1,666	1,283	1,114
Deferred tax assets	2,452	2,108	2,688
Other non-current assets	794	841	735

Total non-current assets	36,002	25,297	25,973

Current assets
Inventories	4,797	4,111	4,231
Current tax recoverable	96	120	138
Trade and other receivables	5,314	5,000	4,600
Derivative financial instruments	90	93	146
Liquid investments	69	64	69
Cash and cash equivalents	7,546	3,163	4,338
Assets held for sale	204	1,002	1,156

Total current assets	18,116	13,553	14,678

TOTAL ASSETS	54,118	38,850	40,651

LIABILITIES
Current liabilities
Short-term borrowings	(2,472)	(3,143)	(2,943)
Trade and other payables	(8,155)	(6,949)	(7,958)
Derivative financial instruments	(117)	(96)	(404)
Current tax payable	(1,827)	(1,215)	(945)
Short-term provisions	(1,225)	(849)	(1,045)

Total current liabilities	(13,796)	(12,252)	(13,295)

Non-current liabilities
Long-term borrowings	(14,696)	(14,507)	(15,841)
Deferred tax liabilities	(1,721)	(698)	(445)
Pensions and other post-employment benefits	(3,143)	(2,264)	(3,179)
Other provisions	(469)	(515)	(545)
Derivative financial instruments	(7)	(23)	(9)
Other non-current liabilities	(9,734)	(1,755)	(2,401)

Total non-current liabilities	(29,770)	(19,762)	(22,420)

TOTAL LIABILITIES	(43,566)	(32,014)	(35,715)

NET ASSETS	10,552	6,836	4,936

EQUITY
Share capital	1,339	1,338	1,339
Share premium account	2,792	2,706	2,759
Retained earnings	556	(158)	(2,074)
Other reserves	2,133	2,232	2,239

Shareholders' equity	6,820	6,118	4,263

Non-controlling interests	3,732	718	673

TOTAL EQUITY	10,552	6,836	4,936

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit/(loss) for the period			8,238		8,238	(85)	8,153
Other comprehensive expense for the period			(338)	(106)	(444)	(6)	(450)
			------------	------------	------------	------------	------------
Total comprehensive income/(expense) for the period			7,900	(106)	7,794	(91)	7,703
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(210)	(210)
Dividends to shareholders			(2,035)		(2,035)		(2,035)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,881		2,881		2,881
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,360	3,360
Shares issued	-	33			33		33
Shares acquired by ESOP Trusts				(78)	(78)		(78)
Write-down on shares held by ESOP Trusts			(78)	78	-		-
Share-based incentive plans			166		166		166
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2015	1,339	2,792	556	2,133	6,820	3,732	10,552
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			1,322		1,322	99	1,421
Other comprehensive (expense)/income for the period			(182)	59	(123)	(5)	(128)
			------------	------------	------------	------------	------------
Total comprehensive income for the period			1,140	59	1,199	94	1,293
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(160)	(160)
Dividends to shareholders			(2,009)		(2,009)		(2,009)
Changes in non-controlling interests			(54)		(54)	(31)	(85)
Shares issued	2	111			113		113
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts				(73)	(73)		(73)
Write-down on shares held by ESOP Trusts			(72)	72	-		-
Share-based incentive plans			162		162		162
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2014	1,338	2,706	(158)	2,232	6,118	718	6,836
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement
Six months ended 30 June 2015

	H1 2015 £m	H1 2014 £m

Profit after tax	8,153	1,421
Tax on profits	1,922	468
Share of after tax profits of associates and joint ventures	(21)	(9)
Profit on disposal of interest in associates	(844)	-
Net finance expense	341	323
Profit on disposal of Oncology business	(9,247)	-
Depreciation and other adjusting items	1,112	948
Increase in working capital	(439)	(318)
Increase/(decrease) in other net liabilities	564	(491)

Cash generated from operations	1,541	2,342
Taxation paid	(954)	(649)

Net cash inflow from operating activities	587	1,693

Cash flow from investing activities
Purchase of property, plant and equipment	(515)	(473)
Proceeds from sale of property, plant and equipment	30	15
Purchase of intangible assets	(265)	(270)
Proceeds from sale of intangible assets	-	58
Purchase of equity investments	(42)	(41)
Proceeds from sale of equity investments	267	22
Purchase of businesses, net of cash acquired	(3,461)	(16)
Disposal of businesses	10,026	194
Investment in associates and joint ventures	(12)	(4)
Proceeds from disposal of associates and joint ventures	564	-
Interest received	42	28
Dividends from associates and joint ventures	-	4

Net cash inflow/(outflow) from investing activities	6,634	(483)

Cash flow from financing activities
Issue of share capital	33	113
Shares acquired by ESOP Trusts	(78)	(73)
Shares purchased and held as Treasury shares	-	(237)
Purchase of non-controlling interests	-	(669)
Repayment of short-term loans	(1,289)	(204)
Net repayment of obligations under finance leases	(11)	(11)
Interest paid	(344)	(330)
Dividends paid to shareholders	(2,035)	(2,009)
Distributions to non-controlling interests	(210)	(160)
Other financing items	(188)	38

Net cash outflow from financing activities	(4,122)	(3,542)

Increase/(decrease) in cash and bank overdrafts in the period	3,099	(2,332)

Cash and bank overdrafts at beginning of the period	4,028	5,231
Exchange adjustments	(21)	(41)
Increase/(decrease) in cash and bank overdrafts	3,099	(2,332)

Cash and bank overdrafts at end of the period	7,106	2,858

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	7,546	3,163
Overdrafts	(440)	(305)

	7,106	2,858

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK has changed its segment reporting to reflect this.  With effect from 1 January 2015, GSK is reporting results under five segments: Global Pharmaceuticals, ViiV Healthcare, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment.  Comparative information has been restated accordingly.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

The Pharmaceuticals R&D segment is the responsibility of the Head of Research & Development and is reported as a separate segment.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment
	Q2 2015 £m	Q2 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	2,981	3,414	(12)
ViiV Healthcare	559	352	59

Total Pharmaceuticals	3,540	3,766	(6)
Vaccines	814	759	11
Consumer Healthcare	1,509	1,021	51

Segment turnover	5,863	5,546	7
Corporate and other unallocated turnover	25	15	87

Total turnover	5,888	5,561	7

Operating profit by segment
	Q2 2015 £m	Q2 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	1,212	1,497	(18)
ViiV Healthcare	413	225	84
Pharmaceuticals R&D	(509)	(572)	(15)

Total Pharmaceuticals	1,116	1,150	(1)
Vaccines	177	246	(32)
Consumer Healthcare	108	103	41

Segment profit	1,401	1,499	(3)
Corporate and other unallocated costs	(52)	(92)	(93)

Core operating profit	1,349	1,407	3
Non-core items	(1,014)	(270)

Total operating profit	335	1,137	(61)

Finance income	12	18
Finance costs	(194)	(177)
Profit on disposal of associates	1	-
Share of after tax (losses)/profits of associates and joint ventures	(2)	8

Profit before taxation	152	986	(73)

Turnover by segment
	H1 2015 £m	H1 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	6,058	6,921	(12)
ViiV Healthcare	1,005	663	51

Total Pharmaceuticals	7,063	7,584	(7)
Vaccines	1,513	1,410	11
Consumer Healthcare	2,890	2,142	37

Segment turnover	11,466	11,136	4
Corporate and other unallocated turnover	44	38	29

Total turnover	11,510	11,174	4

Operating profit by segment
	H1 2015 £m	H1 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	2,468	3,093	(20)
ViiV Healthcare	731	429	70
Pharmaceuticals R&D	(1,090)	(1,131)	(8)

Total Pharmaceuticals	2,109	2,391	(9)
Vaccines	338	457	(32)
Consumer Healthcare	290	228	47

Segment profit	2,737	3,076	(8)
Corporate and other unallocated costs	(83)	(139)	(59)

Core operating profit	2,654	2,937	(6)
Non-core items	6,897	(734)

Total operating profit	9,551	2,203	>100

Finance income	44	36
Finance costs	(385)	(359)
Profit on disposal of associates	844	-
Share of after tax profits of associates and joint ventures	21	9

Profit before taxation	10,075	1,889	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2014.

At 30 June 2015, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below) was £0.4 billion (31 December 2014: £0.5 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant developments since the Annual Report 2014 and the quarter ended 31 March 2015.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report.  Issues in relation to taxation are described in the 'Taxation' note in the Annual Report 2014.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £233 million and represented an effective core tax rate of 20.0% (Q2 2014: 22.0%).  The charge for taxation on total profits amounted to £37 million and represented an effective tax rate of 24.3% (Q2 2014: 28.8%).

In H1 2015, tax on core profits amounted to £464 million and represented an effective core tax rate of 20.0% (H1 2014: 22.0%).  The charge for taxation on total profits amounted to £1,922 million and represented an effective tax rate of 19.1% (H1 2014: 24.8%).

The core tax rate for the full year is also expected to be around 20%.  The Group's balance sheet at 30 June 2015 included a tax payable liability of £1,827 million, which includes the remaining taxation payable on the Oncology disposal, and a tax recoverable asset of £96 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2015, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 'Interim financial reporting' and should be read in conjunction with the Annual Report 2014, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2014, except that an amendment to IAS 19 'Defined benefit plans: Employee contributions' has been implemented from 1 January 2015.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2014 has been restated to reflect changes made to segments in 2015 as set out under 'Segment information' above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2014 were published in the Annual Report 2014, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2015	Q2 2014	H1 2015	H1 2014	2014

Average rates:
US$/£	1.54	1.68	1.53	1.67	1.65
Euro/£	1.38	1.23	1.36	1.22	1.24
Yen/£	186	173	184	172	175

Period-end rates:
US$/£	1.57	1.71	1.57	1.71	1.56
Euro/£	1.41	1.25	1.41	1.25	1.29
Yen/£	192	173	192	173	187

During Q2 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar, compared with the same period in 2014.  Similarly, during the six months ended 30 June 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar compared with the same period in 2014.  Period-end sterling exchange rates were also stronger against the Euro and the Yen, but weaker against the US Dollar.

Weighted average number of shares
	Q2 2015 millions	Q2 2014 millions

Weighted average number of shares - basic	4,832	4,812
Dilutive effect of share options and share awards	42	62

Weighted average number of shares - diluted	4,874	4,874

	H1 2015 millions	H1 2014 millions

Weighted average number of shares - basic	4,826	4,807
Dilutive effect of share options and share awards	42	63

Weighted average number of shares - diluted	4,868	4,870

At 30 June 2015, 4,834 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,804 million shares at 30 June 2014.

Net assets
The book value of net assets increased by £5,616 million from £4,936 million at 31 December 2014 to £10,552 million at 30 June 2015.  This primarily reflects the impact of the profit arising from the disposal of the Group's oncology business to Novartis, the gain on the sale of part of its shareholding in Aspen, partly offset by the remeasurement of the ViiV Healthcare contingent consideration, the Consumer Healthcare acquisition and the dividends paid in the period.

The carrying value of investments in associates and joint ventures at 30 June 2015 was £85 million, with a market value of £159 million.  Assets held for sale amounted to £204 million at 30 June 2015 (31 December 2014: £1,156 million).  The decrease in the period primarily reflected the realisation of the assets sold to Novartis.

At 30 June 2015, the net deficit on the Group's pension plans was £1,709 million compared with £1,689 million at 31 December 2014.  The increase in the net deficit primarily arose from an increase in the UK inflation rate from 3% to 3.2%, together with the impact of the Novartis transaction, partly offset by increases in the rates used to discount UK pension liabilities from 3.6% to 3.8%, and US pension liabilities from 3.8% to 4.2%.

At 30 June 2015, the post-retirement benefits provision was £1,315 million compared with £1,397 million at 31 December 2014.  The decrease in the provision arose from the increase in the rate used to discount the US provision.

In certain circumstances, Novartis has the right to require GSK to acquire its 36.5% shareholding in the Consumer Healthcare joint venture at a market-based valuation.  This right is exercisable in certain windows from 2018 to 2035 and may be exercised either in respect of Novartis' entire shareholding or in up to four instalments.  If exercised, GSK would not be able to avoid this obligation, and so has recognised a financial liability of £6,274 million in Other non-current liabilities as at the end of 30 June 2015.  This represents the present value of the estimated amount payable by GSK in the event of full exercise of the right by Novartis.  If the market multiples on which this valuation is based were to change by 2%, there would be an impact on the income statement of approximately £125 million.

In certain circumstances, the other shareholders in ViiV Healthcare, Pfizer (11.7%) and Shionogi (10%) may require GSK to acquire their shareholdings at a market based valuation.  Pfizer may request an IPO at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Shionogi may also request GSK to acquire its shareholding in ViiV in certain circumstances and limited windows in 2017, 2020 and 2022.

At 30 June 2015, the ESOP Trusts held 32.4 million GSK shares against the future exercise of share options and share awards.  The carrying value of £151 million has been deducted from other reserves.  The market value of these shares was £439 million.

At 30 June 2015, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2015 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 42.

Business acquisitions and disposals
The three-part inter-conditional transaction with Novartis AG involving the Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

GSK and Novartis have contributed their respective Consumer Healthcare businesses into a Consumer Healthcare Joint Venture in a non-cash transaction.  GSK has an equity interest of 63.5% and majority control of the Joint Venture.  In addition, GSK has acquired Novartis' global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with contingent consideration representing subsequent potential milestone payments of up to $1.8 billion arising on the achievement of specified development targets and ongoing royalties based on the future sales performance of certain products, and so the total amount payable is unlimited.  The first milestone of $450 million (£300 million) was paid on 26 March 2015.

The fair values of the assets acquired, including goodwill are set out in the table below.

	Consumer Healthcare £m	Vaccines £m

Net assets acquired:
Intangible assets	5,976	2,680
Property, plant and equipment	250	434
Inventory	256	342
Trade and other receivables	414	162
Other assets including cash and cash equivalents	317	232
Trade and other payables	(388)	(109)
Deferred tax liabilities	(1,325)	(98)
Other liabilities	(154)	(237)

	5,346	3,406
Non-controlling interest	(2,114)	(19)
Goodwill	884	548

	4,116	3,935

Consideration settled by shares in GSK Consumer Healthcare Holdings	4,116
Cash consideration paid		3,417
Contingent consideration		594
Deferred tax on contingent consideration		(52)
Loss on settlement of pre-existing relationships		(24)

Total consideration	4,116	3,935

The non-controlling interest in the Consumer Healthcare Joint Venture calculated applying the full goodwill method represents Novartis' share of the net assets of the joint venture together with attributable goodwill.  The goodwill in both businesses acquired represents the potential for synergies arising from combining the acquired businesses with GSK's existing businesses together with the value of the workforce acquired.  The majority of the goodwill recognised is not expected to be deductible for tax purposes.  Total transaction costs of the acquisitions recognised in both 2014 and 2015 amounted to £100 million.

Since acquisition on 2 March 2015, turnover of £715 million arising from these businesses has been included in Group turnover.  If the businesses had been acquired at the beginning of the year, it is estimated that Group turnover in H1 2015 would have been approximately £320 million higher.  These businesses have been integrated into the Group's existing activities and it is not practicable to identify the impact on the Group profit in the period.

GSK has also divested its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also granted commercialisation partner rights for future oncology products to Novartis for consideration of $16 billion (£10,395 million), as follows:

£m

Cash consideration	10,395

Net assets sold:
Intangible assets	(516)
Goodwill	(497)

9,382
Disposal costs	(135)

Profit on disposal	9,247

The amounts arising on the Novartis transaction are provisional and subject to change.

In addition, GSK completed one small Vaccines business acquisition for cash consideration of £120 million, net of cash acquired.  This represented goodwill of £22 million, intangible assets of £124 million less other net liabilities of £26 million.  These amounts are provisional and subject to change.

GSK also made a small business disposal in the period for net cash consideration of £2 million.

Movements in contingent consideration are as follows:

	H1 2015 £m	H1 2014 £m

Contingent consideration at beginning of the period	1,724	924
Exchange adjustments	(4)	-
Additions	594	-
Remeasurement through goodwill	-	(4)
Remeasurement through income statement	976	68
Settlement	(330)	41

Contingent consideration at end of the period	2,960	1,029

At 30 June 2015, contingent consideration arising on the Novartis Vaccines acquisition amounted to £303 million, and on the acquisition of the former Shionogi-ViiV Healthcare joint venture amounted to £2,619 million.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value.  The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value.  Where possible, quoted prices in active markets are used (Level 1).  Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data.  If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	67	2	-	69
Other investments	1,464	-	202	1,666
Financial assets at fair value through profit or loss:
Other non-current assets	-	267	-	267
Derivatives designated as at fair value through profit or loss	-	71	-	71
Derivatives classified as held for trading under IAS 39	-	24	1	25

	1,531	364	203	2,098

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(296)	(296)
Other non-current liabilities	-	-	(2,664)	(2,664)
Derivatives designated as at fair value through profit or loss	-	(14)	-	(14)
Derivatives classified as held for trading under IAS 39	-	(108)	(8)	(116)

	-	(122)	(2,968)	(3,090)

At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	63	1	-	64
Other investments	1,113	-	170	1,283
Financial assets at fair value through profit or loss:
Other non-current assets	-	238	4	242
Derivatives designated as at fair value through profit or loss	-	24	-	24
Derivatives classified as held for trading under IAS 39	-	69	-	69

	1,176	332	174	1,682

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(8)	(8)
Other non-current liabilities	-	-	(1,021)	(1,021)
Derivatives designated as at fair value through profit or loss	-	(13)	-	(13)
Derivatives classified as held for trading under IAS 39	-	(83)	(23)	(106)

	-	(96)	(1,052)	(1,148)

At 31 December 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	67	2	-	69
Other investments	892	-	222	1,114
Financial assets at fair value through profit or loss:
Other non-current assets	-	264	5	269
Derivatives designated as at fair value through profit or loss	-	76	-	76
Derivatives classified as held for trading under IAS 39	-	69	1	70

	959	411	228	1,598

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(105)	(105)
Other non-current liabilities	-	-	(1,619)	(1,619)
Derivatives designated as at fair value through profit or loss	-	(3)	-	(3)
Derivatives classified as held for trading under IAS 39	-	(402)	(8)	(410)

	-	(405)	(1,732)	(2,137)

Movements in the six months to 30 June 2015 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2015	228	(1,732)
Losses recognised in the income statement	(5)	(976)
Gains recognised in other comprehensive income	6	-
Additions	37	(594)
Transfers from Level 3	(7)	-
Equity investment disposals	(51)	-
Payments in the period	-	330
Exchange	(5)	4

At 30 June 2015	203	(2,968)

At 1 January 2014	205	(962)
Losses recognised in the income statement	-	(87)
Gains recognised in other comprehensive income	3	-
Additions	24	(3)
Transfers from Level 3	(41)	-
Equity investment disposals	(12)	-
Exchange	(5)	-

At 30 June 2014	174	(1,052)

Net losses of £981 million (2014: net losses of £87 million) and net gains of £2 million (2014: net gains of £nil) attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

At 30 June 2015, financial liabilities measured using Level 3 valuation methods included £2,619 million of contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture.  This consideration is expected to be paid over a number of years and will vary in line with sales of dolutegravir and other compounds.  The financial liability is measured at the present value of expected future cash flows, the most significant inputs to the valuation model being future sales forecasts and market interest rates.

At 30 June 2015, financial liabilities measured using Level 3 valuation methods included £303 million of contingent consideration for the acquisition of the Novartis Vaccines business.  This consideration is expected to be paid out over a number of years and will vary in line with product sales and the achievement of certain milestone targets.  The financial liability is measured at the present value of expected future cash flows, the most significant inputs to the valuation model being future sales forecasts, market interest rates and probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of this liability.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs

	Novartis vaccines	Shionogi + ViiV Healthcare
	£m	£m

10% increase in sales forecasts	16	274
10% decrease in sales forecasts	(16)	(274)
1% increase in market interest rates	(21)	(115)
1% decrease in market interest rates	24	124
10% increase in probability of milestone success	59
10% decrease in probability of milestone success	(59)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level.  There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period.  Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:
•
Liquid investments - based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•
Other investments - equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Contingent consideration for business acquisitions after 1 January 2010 - based on present value of expected future cash flows

•	Interest rate swaps and foreign exchange contracts - based on the present value of contractual cash flows using market-sourced data (exchange rates or interest rates) at the balance sheet date

•	Company-owned life insurance policies - based on cash surrender value

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2015		30 June 2014		31 December 2014

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(3,776)	(3,958)	(2,275)	(2,496)	(4,124)	(4,349)
Other bonds	(12,802)	(14,492)	(12,770)	(14,252)	(13,540)	(15,706)

	(16,578)	(18,450)	(15,045)	(16,748)	(17,664)	(20,055)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:
•	Cash and cash equivalents - approximates to the carrying amount

•	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments

•
Long-term loans - based on quoted market prices in the case of the European and US Medium term notes and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Receivables and payables - approximates to the carrying amount

•	Lease obligations - approximates to the carrying amount

•	Other non-current liabilities - approximates to the carrying amount

Reconciliation of cash flow to movements in net debt

	H1 2015 £m	H1 2014 £m

Net debt at beginning of the period	(14,377)	(12,645)

Increase/(decrease) in cash and bank overdrafts	3,099	(2,332)
Net repayment of short-term loans	1,289	204
Net repayment of obligations under finance leases	11	11
Exchange adjustments	431	333
Other non-cash movements	(6)	6

Decrease/(increase) in net debt	4,824	(1,778)

Net debt at end of the period	(9,553)	(14,423)

Core results reconciliations

The reconciliations between core results and total results for Q2 2015 and Q2 2014 and also H1 2015 and H1 2014 are set out below.

Income statement - Core results reconciliation Three months ended 30 June 2015

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	5,888						5,888
Cost of sales	(1,779)	(116)	3	(56)		(57)	(2,005)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,109	(116)	3	(56)		(57)	3,883

Selling, general and administration	(2,091)			(404)	(50)	4	(2,541)
Research and development	(731)	(9)	(5)	(55)		(12)	(812)
Royalty income	62						62
Other operating income/(expense)						(257)	(257)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,349	(125)	(2)	(515)	(50)	(322)	335

Net finance costs	(178)			(2)		(2)	(182)
Profit on disposal of associates						1	1
Share of after tax profits of associates and joint ventures	(2)						(2)
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,169	(125)	(2)	(517)	(50)	(323)	152

Taxation	(233)	17		127	1	51	(37)
Tax rate %	20.0%						24.3%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	936	(108)	(2)	(390)	(49)	(272)	115
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	99					(133)	(34)

Profit attributable to shareholders	837	(108)	(2)	(390)	(49)	(139)	149
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	17.3p	(2.2)p	-	(8.1)p	(1.0)p	(2.9)p	3.1p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,832						4,832
	------------						------------

The allocation of non-core items to non-controlling interests is presented as one amount in the 'Acquisition accounting and other' column.

Income statement - Core results reconciliation Three months ended 30 June 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	5,561						5,561
Cost of sales	(1,538)	(135)	1	(48)		(2)	(1,722)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,023	(135)	1	(48)		(2)	3,839

Selling, general and administration	(1,922)			(48)	(47)	(38)	(2,055)
Research and development	(766)	(17)	(2)	(5)		(19)	(809)
Royalty income	72						72
Other operating income/(expense)						90	90
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,407	(152)	(1)	(101)	(47)	31	1,137

Net finance costs	(156)			(1)		(2)	(159)
Share of after tax profits of associates and joint ventures	8						8
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,259	(152)	(1)	(102)	(47)	29	986

Taxation	(277)	37	-	23	5	(72)	(284)
Tax rate %	22.0%						28.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	982	(115)	(1)	(79)	(42)	(43)	702
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	61					(13)	48

Profit attributable to shareholders	921	(115)	(1)	(79)	(42)	(30)	654
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	19.1p	(2.3)p	-	(1.6)p	(0.9)p	(0.7)p	13.6p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,812						4,812
	------------						------------

The allocation of non-core items to non-controlling interests is presented as one amount in the 'Acquisition accounting and other' column.

Income statement - Core results reconciliation Six months ended 30 June 2015

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	11,510						11,510
Cost of sales	(3,518)	(254)	(78)	(211)		(47)	(4,108)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	7,992	(254)	(78)	(211)		(47)	7,402

Selling, general and administration	(3,957)			(583)	(135)	(91)	(4,766)
Research and development	(1,520)	(22)	(26)	(87)		(24)	(1,679)
Royalty income	139						139
Other operating income/(expense)						8,455	8,455
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,654	(276)	(104)	(881)	(135)	8,293	9,551

Net finance costs	(334)			(3)		(4)	(341)
Profit on disposal of associates						844	844
Share of after tax profits of associates and joint ventures	5					16	21
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	2,325	(276)	(104)	(884)	(135)	9,149	10,075

Taxation	(464)	54	25	228	1	(1,766)	(1,922)
Tax rate %	20.0%						19.1%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,861	(222)	(79)	(656)	(134)	7,383	8,153
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	190					(275)	(85)

Profit attributable to shareholders	1,671	(222)	(79)	(656)	(134)	7,658	8,238
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	34.6p	(4.6)p	(1.6)p	(13.6)p	(2.8)p	158.7p	170.7p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,826						4,826
	------------						------------

The allocation of non-core items to non-controlling interests is presented as one amount in the 'Acquisition accounting and other' column.

Income statement - Core results reconciliation Six months ended 30 June 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	11,174						11,174
Cost of sales	(3,096)	(282)	(14)	(71)		(2)	(3,465)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	8,078	(282)	(14)	(71)		(2)	7,709

Selling, general and administration	(3,733)			(100)	(155)	(38)	(4,026)
Research and development	(1,550)	(40)	(35)	(9)		(34)	(1,668)
Royalty income	142						142
Other operating income/(expense)	-					46	46
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,937	(322)	(49)	(180)	(155)	(28)	2,203

Net finance costs	(317)			(2)		(4)	(323)
Profit on disposal of associates						-	-
Share of after tax profits of associates and joint ventures	9					-	9
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	2,629	(322)	(49)	(182)	(155)	(32)	1,889

Taxation	(578)	81	9	42	27	(49)	(468)
Tax rate %	22.0%						24.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,051	(241)	(40)	(140)	(128)	(81)	1,421
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	123					(24)	99

Profit attributable to shareholders	1,928	(241)	(40)	(140)	(128)	(57)	1,322
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	40.1p	(5.0)p	(0.8)p	(2.9)p	(2.7)p	(1.2)p	27.5p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,807						4,807
	------------						------------

The allocation of non-core items to non-controlling interests is presented as one amount in the 'Acquisition accounting and other' column.

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below.  These are detailed in the 'Risk factors' section of the Annual Report 2014.

Patient safety	Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Intellectual property	Failure to appropriately secure and protect intellectual property rights.

Product quality	Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality.

Supply chain continuity	Failure to deliver a continuous supply of compliant finished product.

Financial reporting and disclosure	Failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Tax and treasury	Failure to comply with current tax law or incurring significant losses due to treasury activities.

Anti-Bribery and Corruption (ABAC)	Failure to comply with applicable local and international ABAC legislation.

Commercial practices and scientific engagement
Failure to engage in commercial and/or scientific activities that are consistent with the letter and spirit of legal, industry, or the Group's requirements relating to marketing and communications about our medicines and therapeutic areas.

Research practices	Failure to protect and inform patients involved in human clinical trial research and, generally, to conduct clinical trials in compliance with law.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS consistent with the Group's objectives, policies and relevant laws and regulations.

Information protection	Failure to protect and maintain access to critical or sensitive computer systems or information.

Crisis and continuity management	Inability to recover and sustain critical operations following a disruption or to respond to a crisis incident in a timely manner.

Third-party oversight	Failure to maintain adequate governance and oversight over third-party relationships.

Directors' responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 29 July 2015.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Philip Hampton	Chairman (Non-Executive Director)
Sir Andrew Witty	Chief Executive (Executive Director)
Simon Dingemans	Chief Financial Officer (Executive Director)
Dr Moncef Slaoui	Chairman, Global Vaccines (Executive Director)
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Stacey Cartwright	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chairman
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chairman
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chairman
Hans Wijers	Independent Non-Executive Director

By order of the Board
Sir Andrew Witty Chief Executive Officer 29 July 2015	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and six months ended 30 June 2015.  Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the balance sheet at 30 June 2015;
•	the income statement and statement of comprehensive income for the three and six month periods then ended;
•	the cash flow statement for the six month period then ended;
•	the statement of changes in equity for the six month period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 39 to 50 (excluding the Pharmaceuticals and Vaccines turnover tables).

As disclosed on page 43, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 43.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 29 July 2015 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 29, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc